

FingerMotion

2024 Annual Report

EXPLANATORY NOTE

FingerMotion, Inc. (the "Company") is hereby furnishing a copy of select portions of its Annual Report on Form 10-K for the fiscal year ended February 29, 2024 (the "2024 Form 10-K"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 29, 2024, in satisfaction of the requirement to provide its shareholders with an "annual report to security holders" pursuant to Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended. You are encouraged to review such information together with any subsequent information that the Company has filed with the SEC after the filing of the 2024 Form 10-K, including, but not limited to, the Company's Definitive Proxy Statement for the 2025 annual meeting of stockholders enclosed herewith.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: **February 29, 2024**

☐ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to _______.

Commission file number: 001-41187

FINGERMOTION, INC.

(Exact name of registrant as specified in its charter)

Delaware	**46-4600326**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

111 Somerset Road
Level 3, Singapore 238164
(Address of principal executive offices)

Registrant's telephone number, including area code **(347) 349-5339**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	FNGR	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act:

None.
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction or an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recover analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter ($5.11 on August 31, 2023) was approximately $209,481,650.

The registrant had 52,712,850 common shares outstanding as of May 23, 2024.

TABLE OF CONTENTS

REFERENCES

As used in this Annual Report on Form 10-K (the "**Annual Report**"): (i) the terms the "Registrant", "we", "us", "our", "FingerMotion" and the "Company" mean FingerMotion, Inc. or as the context requires, collectively with its consolidated subsidiaries; (ii) "SEC" refers to the Securities and Exchange Commission; (iii) "Securities Act" refers to the United States Securities Act of 1933, as amended; (iv) "Exchange Act" refers to the United States Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this Annual Report, including statements regarding our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "should," "estimate," "expect," "intend," "may," "plan," "project," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual future results may differ materially from those discussed or implied in our forward-looking statements for various reasons. Factors that could contribute to such differences include, but are not limited to:

- international, national and local general economic and market conditions including impacts from the ongoing war between Russia and Ukraine and the related sanctions and other measures, changes in the rates of investments or economic growth in key markets we serve, or an escalation of sanctions, tariffs or other trade tensions between the U.S. and China or other countries, and related impacts on our businesses.;

- demographic changes;

- natural phenomena

- the ability of the Company to sustain, manage or forecast its growth;

- the ability of the Company to manage its VIE contracts;

- the ability of the Company to maintain its relationships and licenses in China;

- adverse publicity;

- competition and changes in the Chinese telecommunications market;

- fluctuations and difficulty in forecasting operating results;

- business disruptions, such as technological failures and/or cybersecurity breaches;

- future decision by management in response to changing conditions;

- our ability to execute prospective business plans;

- misjudgments in the course of preparing forward-looking statements;

- our ability to raise sufficient funds to carry out our proposed business plan;

- actions by government authorities, including changes in government regulation;

- dependency on certain key personnel and any inability to retain and attract qualified personnel;

- inability to reduce and adequately control operating costs;

- failure to manage future growth effectively; and

- and the other factors discussed below in Item 1A. *"Risk Factors,"* in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and in other filings we make with the SEC.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company's behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Annual Report and other documents that we may file from time to time with the SEC.

<h2 style="text-align:center">INTRODUCTORY COMMENTS</h2>

We are a holding company incorporated in Delaware and not a Chinese operating company. As a holding company, we conduct a significant part of our operations through our subsidiaries and through contractual arrangements with a variable interest entity ("**VIE**") based in the People's Republic of China ("**PRC**" or "**China**"). To address challenges resulting from laws, policies and practices that may disfavor foreign-owned entities that operate within industries deemed sensitive by the Chinese government, we use the VIE structure to provide contractual exposure to foreign investment in Chinese-based companies. We own 100% of the equity of a wholly foreign owned enterprise ("**WFOE**"), which has entered into contractual arrangements with the VIE (the "**VIE Agreements**"), which is owned by Ms. Li Li the legal representative and general manager, and also the shareholder of the VIE. The VIE Agreements have not been tested in court. For a description of the VIE structure and our contractual arrangements with the VIE, see "Business – Corporate Information – VIE Agreements". As a result of our use of the VIE structure, you may never directly hold equity interests in the VIE.

Because we do not directly hold an equity interest in the VIE, which has never been challenged or recognized in court for the time being, we are subject to risks and uncertainties of the interpretations and applications of Chinese laws and regulations, including but not limited to, the validity and enforcement of the contractual arrangements among the WFOE, the VIE and the shareholder of the VIE. We are also subject to the risks and uncertainties about any future actions of the Chinese government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our common stock may depreciate significantly or become worthless. See "Risk Factors—Risks Related to the VIE Agreements" and "Risk Factors—Risks Related to Doing Business in China".

We are subject to certain legal and operational risks associated with having a significant portion of our operations in China. Chinese laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result, these risks could result in a material change in our operations, significant depreciation of the value of our common stock, or a complete hindrance of our ability to offer our securities to investors. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to the use of VIEs, data security and anti-monopoly concerns. As of the date of this Annual Report on Form 10-K, our Company and subsidiaries and the VIE have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor has any of them received any inquiry, notice or sanction.

On February 17, 2023, the China Securities Regulatory Commission (the "**CSRC**") promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "**Overseas Listing Trial Measures**") and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies' securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, if the issuer meets both the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as indirect overseas offering, which shall subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Where an abovementioned issuer submits an application for an initial public offering to competent overseas regulators, such issuer shall file with the CSRC within three business days after such application is submitted. Where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly liable persons and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be warned and/or imposed fines.

Also on February 17, 2023, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (March 31, 2023) shall be deemed as "stock enterprises". Stock enterprises are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

As of the date of this Annual Report on Form 10-K, our Company and subsidiaries and the VIE have not received any inquiry, notice, warning or sanctions from the CSRC or any other Chinese governmental authorities relating to securities listings, although it seems we will be required to file with the CSRC with respect to a new offering of our securities. However, since these statements and regulatory actions, including the Overseas Listing Trial Measures, are newly published it is uncertain what potential impact such modified or new laws and regulations will have on our ability to conduct our business, accept investments or list or maintain a listing on a U.S. or foreign exchange. See "Risk Factors— Risks Related to Doing Business in China".

As of the date of this Annual Report on Form 10-K, none of our subsidiaries or any of the consolidated VIE have made any dividends or distributions to our Company. Under Delaware law, a Delaware corporation's ability to pay cash dividends on its capital stock requires the corporation to have either net profits or positive net assets (total assets less total liabilities) over its capital. If we determine to pay dividends on any of our common stock in the future, as a holding company, we will rely, in part, on payments made from the VIE to our WFOE in accordance with the VIE Agreements and dividends and other distributions on equity from our WFOE to the Company. Our ability to settle amounts owed under the VIE Agreements is subject to certain restrictions and limitations. Under the VIE Agreements, the VIE is obligated to make payments to our WFOE, in cash or in kind, at the WFOE's request. However, such payments are subject to Chinese taxes, including a 6% VAT and 25% enterprise income tax. In addition, current Chinese regulations permit our WFOE to pay dividends to its shareholders only out of registered capital amount, if any, as determined in accordance with Chinese accounting standards and regulations. If our WFOE incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our WFOE to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. In addition, any cash dividends or distributions of assets by our WFOE to its stockholder are subject to a Chinese withholding tax of as much as 10%. The Chinese government also imposes controls on the conversion of Renminbi ("**RMB**") into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our common stock.

Transfer of Cash or Assets

Dividend Distributions

We have never declared or paid dividends or distributions on our common stock. We currently intend to grant a dividend in kind of warrants to purchase shares of our common stock to holders of our common stock as previously disclosed, however, we intend to retain all available funds and any future consolidated earnings to fund our operations and continue the development and growth of our business; therefore, we do not anticipate paying any cash dividends.

Under Delaware law, a Delaware corporation's ability to pay cash dividends on its capital stock requires the corporation to have either net profits or positive net assets (total assets less total liabilities) over its capital. If we determine to pay dividends on any of our common stock in the future, as a holding company, we may rely on dividends and other distributions on equity from our WFOE for cash requirements, including the funds necessary to pay dividends and other cash contributions to our shareholders.

Our WFOE's ability to distribute dividends is based upon its distributable earnings. PRC legal restrictions permit payments of dividends by our WFOE only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Our WFOE is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reach 50% of our register capital. Current Chinese regulations permit our WFOE to pay dividends to its shareholder only out of its registered capital amount, if any, as determined in accordance with PRC accounting standards and regulations. If our WFOE incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our WFOE to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. In addition, any cash dividends or distributions of assets by our WFOE to its shareholder are subject to a Chinese withholding tax of as much as 10%. Remittance of dividends by our WFOE out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. For risks relating to the fund flows of our operations in China, see *"Risk Factors – Risks Related to Doing Business in China."*

The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our common stock.

For us to pay dividends to our shareholders, we will rely on payments made from the VIE to our WFOE in accordance with the VIE Agreements, and the distribution of payments from the WFOE to the Delaware holding company as dividends. Certain payments from the VIE to the WFOE pursuant to the VIE Agreements are subject to Chinese taxes, including a 6% VAT and 25% enterprise income tax.

Our Company's Ability to Settle Amounts Owed under the VIE Agreements

We transfer cash to our wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and our Hong Kong Subsidiary transfers cash to the WFOE in China by making capital contributions. Because we control the VIE through contractual arrangements, we are unable to make direct capital contributions to the VIE and its subsidiaries.

Under the VIE Agreements, the VIE is obligated to make payments to our WFOE, in cash or in kind, at the WFOE's request. We will be able to settle amounts owed under the VIE Agreements through dividends paid by our WFOE to our Company. Such ability may be restricted or limited as follows:

- First, any payments from the VIE to our WFOE is subject to Chinese taxes, including a 6% VAT and 25% enterprise income tax.

- Second, current Chinese regulations permit our WFOE to pay dividends to their shareholders only out of its registered capital amount, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, if our WFOE incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to the Delaware holding company.

- Third, the Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from profits, if any.

The VIE may transfer cash to our WFOE by paying service fees according to the consulting services agreement.

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules.

On December 16, 2021, Public Company Accounting Oversight Board ("**PCAOB**") issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act ("**HFCAA**"). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in our Annual Report on Form 10-K for the years ended February 28, 2023 and 2022 was issued by Centurion ZD CPA & Co. ("**CZD CPA**"), an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB previously determined that the PCAOB is unable to conduct inspections or investigate auditors. However, on December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access in the future, the PCAOB will consider the need to issue a new determination.

Under the HFCAA (as amended by the Consolidated Appropriations Act, 2023), our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our common stock being delisted. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act ("**AHFCAA**"), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exists as to whether and how this new Statement of Protocol will be implemented. Notwithstanding the signing of the Statement of Protocol, if the PCAOB cannot make a determination that it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, trading of our securities will still be prohibited under the HFCAA and Nasdaq will determine to delist our securities. Therefore, there is no assurance that the Statement of Protocol will relieve us from the delisting risks under the HFCAA.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company's auditors. As it was originally enacted, the HFCAA applied only if the PCAOB's inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB's inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

In the future, if we do not engage an auditor that is subject to regular inspection by the PCAOB, our common stocks may be delisted. The delisting of our shares of common stock ("**Common Shares**"), or the threat of the Common Shares being delisted, may materially and adversely affect the value of your investment.

In June 2022, we were identified on the SEC's "Conclusive list of issuers identified under the HFCAA" (available at https://www.sec.gov.hfcaa) and, as a results we are required to comply with the submission or disclosure requirements in this Annual Report on Form 10-K for our fiscal year ending February 29, 2024. If we are so identified for two consecutive years, the SEC would prohibit our securities from trading on a securities exchange or in the over-the-counter trading market in the United States.

PART I

ITEM 1. BUSINESS

Company Overview

The Company is a mobile data specialist company incorporated in Delaware, USA, with its head office located at 111 Somerset Road, Level 3, Singapore 238164. The Company operates the following lines of business: (i) Telecommunications Products and Services; (ii) Value Added Products and Services (iii) Short Message Services ("**SMS**") and Multimedia Messaging Services ("**MMS**"); (iv) a Rich Communication Services ("**RCS**") platform; (v) Big Data Insights; and (vi) a Video Games Division (inactive).

Telecommunications Products and Services

The Company's current product mix consisting of payment and recharge services, data plans, subscription plans, mobile phones, loyalty points redemption and other products bundles (i.e. mobile protection plans). Chinese mobile phone consumers often utilize third-party e-marketing websites to pay their phone bills. If the consumer connected directly to the telecommunications provider to pay his or her bill, the consumer would miss out on any benefits or marketing discounts that e-marketers provide. Thus, consumers log on to these e-marketer's websites, click into their respective phone provider's store, and "top up," or pay, their telecommunications provider for additional mobile data and talk time.

To connect to the respective mobile telecommunications providers, these e-marketers must utilize a portal licensed by the applicable telecommunication company that processes the payment. We have been granted one of these licenses by China United Network Communications Group Co., Ltd. ("**China Unicom**") and China Mobile Communications Corporation ("**China Mobile**"), each of which is a major telecommunications provider in China. We principally earn revenue by providing mobile payment and recharge services to customers of China Unicom and China Mobile.

We conduct our mobile payment business through JiuGe Technology, our contractually controlled affiliate through the entry into the VIE Agreements in October 2018. In the first half of 2018, JiuGe Technology secured contracts with China Unicom and China Mobile to distribute mobile data for businesses and corporations in nine provinces/municipalities, namely Chengdu, Jiangxi, Jiangsu, Chongqing, Shanghai, Zhuhai, Zhejiang, Shaanxi, Inner Mongolia, Henan and Fujian. In September 2018, JiuGe Technology launched and commercialized mobile payment and recharge services to businesses for China Unicom. In May 2021, JiuGe Technology signed a volume-based agreement with China Mobile Fujian to offer recharge services to the Fujian province which we have launched and commercialized in November 2021.

The JiuGe Technology mobile payment and recharge platform enables the seamless delivery of real-time payment and recharge services to third-party channels and businesses. We earn a rebate from each telecommunications company on the funds paid by consumers to the telecommunications companies we process. To encourage consumers to utilize our portal instead of using our competitors' platforms or paying China Unicom or China Mobile directly, we offer mobile data and talk time at a rate discounted from these companies' stated rates, which are also the rates we must pay to them to purchase the mobile data and talk time provided to consumers through the use of our platform. Accordingly, we earn income on the rebates we receive from China Unicom and China Mobile, reduced by the amounts by which we discount the mobile data and talk time sold through our platform.

FingerMotion started and commercialized its "Business to Business" ("**B2B**") model by integrating with various e-commerce platforms to provide its mobile payment and recharge services to subscribers or end consumers. In the first quarter of 2019 FingerMotion expanded its business by commercializing its first "Business to Consumer" ("**B2C**") model, offering the telecommunication providers' products and services, including data plans, subscription plans, mobile phones, and loyalty points redemption, directly to subscribers or customers of the e-commerce companies, such as PinDuoDuo ("**PDD**"), TMall ("**TMALL**") and JD.Com. The Company is planning to further expand its universal exchange platform by setting up B2C stores on several other major e-commerce platforms in China. In addition to that, we have been assigned as one of China's Mobile's loyalty redemption partner where we will be providing the services for their customers via our platform.

Additionally, as previously disclosed, on July 7, 2019, JiuGe Technology, our contractually controlled affiliate, entered into that certain Cooperation Agreement with China Unicom Yunnan, whereby JiuGe Technology is responsible for constructing and operating China Unicom's electronic sales platform through which consumers can purchase various goods and services from China Unicom, including mobile telephones, mobile telephone service, broadband data services, terminals, "smart" devices and related financial insurance. The Cooperation Agreement provides that JiuGe Technology is required to construct and operate the platform's webpage in accordance with China Unicom's specifications and policies, and applicable law, and bear all expenses in connection therewith. As consideration for the service JiuGe Technology provides under the Cooperation Agreement, it receives a percentage of the revenue received from all sales it processes for China Unicom on the platform. The Cooperation Agreement expires three years from the date of its signature with a yearly auto-renewal clause, which is currently in an auto-renewal period, but it may be terminated by (i) JiuGe Technology upon three months' written notice or (ii) by China Unicom unilaterally.

During the recent fiscal year, the Company expanded its offering under their telecommunication product and services by increasing their product line revenue streams. In March 2020, FingerMotion secured a contract with both China Mobile and China Unicom to acquire new users to take up the respective subscription plans.

In February 2021, we increased the mobile phones sales to end users using all of our platforms. This business will continue to contribute to the overall revenue for the group as part of our offering to our customers.

Value Added Product and Services

These are new product and services that the Company expects to secure and work with the telecommunication provider and all our e-commerce platform partners to market. In February 2022, our contractually controlled subsidiary, JiuGe Technology, through its 99% own subsidiary TengLian signed an agreement with both China Unicom and China Mobile to co-operate to roll out the Mobile Device Protection product which is incorporated into the Telecommunication subscription plans in line with their roll out of new mobile phones and new 5G phones. In mid-July 2022, we launched the roll out of the Mobile Device protection product with the roll out of the new mobile phones and 5G phones. Complementing our hardware protection services, we have introduced cloud services designed to offer corporate customers robust data storage, processing capabilities, and databases accessible via the internet.

SMS and MMS Services

On March 7, 2019, the Company through JiuGe Technology acquired Beijing Technology Co, a company in the business of providing mass SMS text services to businesses looking to communicate with large numbers of their customers and prospective customers. With this acquisition, the Company expanded into a second partnership with the telecom companies by acquiring bulk SMS and MMS bundles at reduced prices and offering bulk SMS services to end consumers with competitive pricing. Beijing Technology retains a license from MIIT to operate the SMS and MMS business in the PRC. Similar to the mobile payment and recharge business, Beijing Technology is required to make a deposit or bulk purchase in advance and has secured business customers, including premium car manufacturers, hotel chains, airlines and e-commerce companies, that utilize Beijing Technology's SMS integrated platform to send bulk SMS text messages monthly. Beijing Technology has the capability to manage and track the entire process, including guiding the Company's customer to meet MIIT's guidelines on messages composed, until the SMS messages have been delivered successfully.

Rich Communication Services

In March 2020, the Company began the development of an RCS platform, also known as Messaging as a Platform ("MaaP"). This RCS platform will be a proprietary business messaging platform that enables businesses and brands to communicate and service their customers on the 5G infrastructure, delivering a better and more efficient user experience at a lower cost. For example, with the new 5G RCS message service, consumers will have the ability to list available flights by sending a message regarding a holiday and will also be able to book and buy flights by sending messages. This will allow telecommunication providers like China Unicom and China Mobile to retain users on their systems without having to utilize third-party apps or log onto the Internet, which will increase their user retention. We expect this to open up a new marketing channel for the Company's current and prospective business partners. Currently, the deployment of this RCS platform is under review, with discussion ongoing among government bodies, major service providers, and telecommunication companies. These deliberations aim to assess the potential market impacts and establish the necessary consents before the launch, considering the significant changes the platform may introduce to user interactions with existing services. These discussions seek to ensure that all stakeholders' concerns are addressed comprehensively. Once these issues are resolved and the necessary approval is obtained, we anticipate a substantial enhancement in our service offerings and an expansion of our market reach.

Big Data Insights

In July 2020, the Company launched its proprietary technology platform "Sapientus" as its big data insights arm to deliver data-driven solutions and insights for businesses within the insurance, healthcare, and financial services industries. The Company applies its vast experience in the insurance and financial services industry and capabilities in technology and data analytics to develop revolutionary solutions targeted towards insurance and financial consumers. Integrating diverse publicly available information, insurance and financial based data with technology and finally registering them into the FingerMotion telecommunications and insurance ecosystem, the Company would be able to provide functional insights and facilitate the transformation of key components of the insurance value chain, including driving more effective and efficient underwriting, enabling fraud evaluation and management, empowering channel expansion and market penetration through novel product innovation, and more. The ultimate objective is to promote, enhance and deliver better value to our partners and customers.

The Company's proprietary risk assessment engine offers standard and customized scoring and appraisal services based on multi-dimensional factors. The Company has the ability to provide potential customers and partners with insights-driven and technology-enabled solutions and applications including preferred risk selection, precision marketing, product customization, and claims management (e.g., fraud detection). The Company's mission is to deliver the next generation of data-driven solutions in the financial services, healthcare, and insurance industries that result in more accurate risk assessments, more efficient processes, and a more delightful user experience.

On or around January 25, 2021, the Company's wholly owned subsidiary, Finger Motion Financial Company Limited's, big data analytic arm branded "Sapientus," entered into a services agreement with Pacific Life Re, a global life reinsurer serving the insurance industry with a comprehensive suite of products and services.

In December 2021, the Company through JiuGe Technology formed a collaborative research alliance with Munich Re in extending behavioral analytics to enhance understanding of morbidity and behavioral patterns in China market, with the goal of creating value for both insurers and the end insurance consumers through better technology, product offerings and customer experience.

Our Video Game Division

The video game industry covers multiple sectors and is currently experiencing a move away from physical games towards digital software. Advances in technology and streaming now allow users to download games rather than visiting retailers. Video game publishers are expanding their direct-to-consumer channels with mobile gaming, the current growth leader, and eSports and virtual reality gaining momentum as the next big sectors. In June 2018, we temporarily paused its publishing and operating plans for existing games, and the Company's Board of Directors decided to re-focus the Company's resources into new business opportunities in China, particularly the mobile phone payment and data business.

Corporate Information

The Company was initially incorporated as Property Management Corporation of America on January 23, 2014 in the State of Delaware.

On June 21, 2017, the Company amended its certificate of incorporation to effect a 1-for-4 reverse stock split of the Company's outstanding common stock, to increase the authorized shares of common stock to 200,000,000 shares and to change the name of the Company from "Property Management Corporation of America" to "FingerMotion, Inc." (the "**Corporate Actions**"). The Corporate Actions and the amended certificate of incorporation became effective on June 21, 2017.

Our principal executive offices are located at 111 Somerset Road, Level 3, Singapore 238164, and our telephone number is (347) 349-5339.

We are a holding company incorporated in Delaware and not an operating company incorporated in the People's Republic of China (the "**PRC**" or "**China**"). As a holding company, we conduct a significant part of our operations through our subsidiaries and through the VIE Agreements with the VIE based in China.

The following diagram depicts our corporate structure:



FingerMotion, Inc.
100%
Finger Motion Company Limited (Hong Kong)
100%
Finger Motion (CN) Global Limited (Samoa)
100%
Finger Motion Financial Group Limited (Samoa)
100%
Finger Motion (CN) Limited (Hong Kong)
100%
Finger Motion Financial Company Limited (Hong Kong)
100%
Shanghai JiuGe Business Management Co., Ltd. (PRC)
Shanghai JiuGe Information Technology Co., Ltd. (PRC)
(contractually controlled)
99%
Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd. (PRC)
99%
Beijing XunLian Technology Co., Ltd. (PRC)

Our holding company structure presents unique risks as our investors may never directly hold equity interests in our subsidiaries or the VIE, and will be dependent upon contributions from our subsidiaries and the VIE to finance our cash flow needs. Our subsidiaries and the VIE are currently not required to obtain permission from the Chinese authorities including the China Securities Regulatory Commission (the "**CSRC**"), or Cybersecurity Administration Committee (the "**CAC**"), to operate or to issue securities to foreign investors. However, as of March 31, 2023, pursuant to the Overseas Listing Trial Measures promulgated by the CSRC, we may have to file with the CSRC with respect to a new offering of our securities. The business of our subsidiaries and the VIE until now are not subject to cybersecurity review with the CAC, given that: (i) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (ii) we do not possess a large amount of personal information in our business operations. In addition, we are not subject to merger control review by China's anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million. Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. However, since these statements and regulatory actions, including the Overseas Listing Trial Measures, are new, it is uncertain what potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

To operate, the VIE and Beijing XunLian TianXia Technology Co., Ltd. are required to obtain, and have obtained, a value-added telecommunications business licence from PRC authorities. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this periodic report on Form 10-Q, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the CSRC except that as of March 31, 2023 we may have to file with the CSRC with respect to a new offering of our securities, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have received or were not denied such requisite permissions by any PRC authority. If we, our subsidiaries or the VIE (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to government enforcement actions, investigations, penalties, sanctions and fines imposed by the CSRC, the CAC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiary may be ordered to suspend and its business qualifications and licenses may be revoked.

To address challenges resulting from laws, policies and practices that may disfavors foreign-owned entities that operate within industries deemed sensitive by the Chinese government, we use the VIE structure to provide contractual exposure to foreign investment in the PRC-based companies. We own 100% of the equity of a WFOE, Shanghai JiuGe Business Management Co., Ltd. ("**JiuGe Management**"), which has entered into the VIE Agreements with the VIE, which is owned by Ms. Li Li the legal representative and general manager, and also the shareholder of the VIE. The VIE Agreements have not been tested in court. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIE. Any securities that we offer will be securities of the Company, the Delaware holding company, not of the VIE.

We fund the registered capital and operating expenses of the VIE by extending loans to the shareholders of the VIE. The VIE Agreements governing the relationship between the VIE and our WFOE enable us to (i) direct the activities of the VIE that most significantly impact the VIE's economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive call option to purchase, at any time, all or part of the equity interests in and/or assets of the VIE to the extent permitted by Chinese laws. As a result of the VIE Agreements, the Company is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in its consolidated financial statements in accordance with U.S. GAAP. As a result, investors in our Common Shares are not purchasing an equity interest in the VIE but instead are purchasing equity interest in FingerMotion, Inc., a Delaware holding company.

Share Exchange Agreement

Effective July 13, 2017, the Company entered into that certain Share Exchange Agreement (the "**Share Exchange Agreement**") by and among the Company, Finger Motion Company Limited, a Hong Kong corporation ("**FMCL**") and certain shareholders of FMCL (the "**FMCL Shareholders**"). FMCL, a Hong Kong corporation, was formed on April 6, 2016 and is an information technology company that specializes in operating and publishing mobile games. Pursuant to the Share Exchange Agreement, the Company agreed to exchange the outstanding equity stock of FMCL held by the FMCL Shareholders for shares of common stock of the Company. On the closing date of the Share Exchange Agreement, the Company issued 12,000,000 shares of common stock to the FMCL shareholders. In addition, the Company issued 600,000 shares to consultants in connection with the transactions contemplated by the Share Exchange Agreement, and 2,562,500 additional shares to accredited investors, which was a concurrent financing but not a condition of closing the Share Exchange Agreement.

As a result of the Share Exchange Agreement and the other transactions contemplated thereunder, FMCL became a wholly owned subsidiary of the Company. The Company operates its video game division through FMCL. However, in June 2018, the Company decided to pause the operation of the game division as it saw the opportunity in the telecommunication business and have since refocused into this business.

This description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Share Exchange Agreement, which was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 20, 2017 and incorporated by reference herein.

VIE Agreements

On October 16, 2018, the Company, through its indirect wholly owned subsidiary, Shanghai JiuGe Business Management Co., Ltd. ("**JiuGe Management**"), entered into a series of agreements known as variable interest agreements (the "**VIE Agreements**") pursuant to which Shanghai JiuGe Information Technology Co., Ltd. ("**JiuGe Technology**") became our contractually controlled affiliate. The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. The VIE Agreements include a Consulting Services Agreement, a Loan Agreement, a Power of Attorney Agreement, a Call Option Agreement, and a Share Pledge Agreement in order to secure the connection and commitments of the JiuGe Technology. We operate our mobile payment platform business through JiuGe Technology.

The VIE Agreements included:

- a consulting services agreement through which JiuGe Management is mainly engaged in data marketing, technical services, technical consulting and business consultancy to JiuGe Technology (the "**JiuGe Technology Consulting Services Agreement**"). This agreement was duly signed among the WFOE and the VIE. Under this agreement, the WFOE will provide the following services to the VIE on an exclusive basis: (i) providing a comprehensive solution for all technical issues required for the VIE's business; (ii) providing training to the professional technicians of the VIE; (iii) assisting the VIE in collecting technical and commercial information and conducting market surveys; (iv) assisting the VIE in procuring business opportunities to obtain contracts awarded by the telecom carries in China and maintaining the commercial relationship with the telecom carries; (v) introducing clients to the VIE and assisting the VIE in developing commercial and cooperative relationship with the clients; (vi) providing suggestions and opinions on establishment and improvement of the VIE's corporate structure, management system and departmental organization; (vii) assisting the VIE in formulating annual business plans, the draft of which shall be made available to WFOE by the VIE prior to the end of November each year; (viii) granting license to the VIE to use WFOE's intellectual property necessary for the services; and (ix) providing other consulting and technical services at the request of the VIE. The VIE will pay to the WFOE service fees equivalent to the after-tax net profits distributable by the VIE to its shareholder each year, as set forth in the audited financial statements in accordance with the PRC accounting standards, ensuring all the distributable profits of the VIE will be dispatched to the WFOE. The VIE may not assign any of its rights and obligations under the JiuGe Technology Consulting Services Agreement without prior written consent of the WFOE. This agreement ensures that the WFOE and investors will be able to legally obtain the profits of the VIE, and transfer them to the WFOE more conveniently in the form of "service fee";

- a loan agreement through which JiuGe Management grants a loan to the Legal Representative of JiuGe Technology for the purpose of capital contribution (the "**JiuGe Technology Loan Agreement**"). This agreement was duly signed between the WFOE and Ms. Li Li. Under this agreement, the WFOE loaned RMB 10,000,000 to Ms. Li Li, as the sole shareholder of the VIE, solely for the purpose of the capital contribution of the subscribed capital of the VIE. The loan amount has now been increased to RMB50,000,000. The WFOE has the right to convert the whole or any part of the outstanding principal amount into the equity interests in the VIE and may demand repayment of any or all of the principal amount/ As security for performance and discharge of Ms. Li Li's obligations under the JiuGe Technology Loan Agreement, Ms. Li Li pledged 100% equity interests in the VIE, representing the entire registered capital of the VIE, by way of first-ranking security to the WFOE. This agreement could constrain Ms. Li Li to cooperate with WFOE's instructions and avoid damaging the rights and interests of the WFOE and investors;

- a power of attorney agreement under which the owner of JiuGe Technology has vested their collective voting control over JiuGe Technology to JiuGe Management and will only transfer their equity interests in JiuGe Technology to JiuGe Management or its designee(s) (the "**JiuGe Technology Power of Attorney Agreement**"). The Power of Attorney Agreement was duly issued by Ms. Li Li to the WFOE. Under the JiuGe Technology Power of Attorney Agreement, the WFOE is the exclusive agent who may exercise, at WFOE's sole discretion, all the rights and powers in respect of all the 100% equity interests held by Ms. Li Li in the VIE on Ms. Li Li's behalf, including without limitation to propose to convene, attend and vote at the shareholder's meeting of the VIE. Ms. Li Li cannot assign her rights and obligations under the JiuGe Technology Power of Attorney Agreement without prior written consent of the WFOE and the WFOE will bear its own costs, expenses and fees in connection with performance of the JiuGe Technology Power of Attorney Agreement. This agreement ensures that the WFOE can replace Ms. LI Li in the operation and management of the VIE, and controlling its assets;

- a call option agreement under which the owner of JiuGe Technology has granted to JiuGe Management the irrevocable and unconditional right and option to acquire all of their equity interests in JiuGe Technology or transfer these rights to a third party (the "**JiuGe Technology Call Option Agreement**"). This agreement was duly signed by and among Ms. Li Li, the WFOE and the VIE. Under this agreement, the WFOE has an exclusive, irrevocable and unconditional option to purchase or to designate a third party to purchase 100% equity interests of the VIE at RMB one (1) yuan or the lowest amount of consideration permitted under the laws of PRC at any time, giving the WFOE a sole discretion to exercise such option at any time and in any manner as permitted by the laws of PRC. Pursuant to the JiuGe Technology Call Option Agreement, Ms. Li Li may not, without prior written consent of the WFOE: (i) transfer or dispose of the equity interests in the VIE or the assets of the VIE in any manner; (ii) create any encumbrance of any kind over the equity interests in the VIE, other than the VIE Agreements; and (iii) resolve to or procure the VIE to: (a) change its registered capital; (b) amend its articles of association; (c) change any of its shareholders; (d) appoint, remove or replace its senior management; (e) make or receive investment of any kind or merge or consolidate with any entity; (f) change information filed at the competent authorities in the PRC; (g) make any lending or borrowing or provide security of any kind; (h) pay, make or declare any dividend, charge, fee or other distribution of any kind; (i) incure, create or permit to subsist or have any outstanding financial indebtedness; (j) enter into any agreements that conflict with the JiuGe Technology Call Option Agreement; or (k) do any acts that would adversely impair the VIE's ability to perform the obligations under the VIE Agreements. Neither Ms. Li Li nor the VIE may assign any of its rights and obligations under the agreement without the prior written consent of WFOE or unilaterally terminate the agreement. This agreement is one of the guarantees for WFOE and investors to ensure that the VIE will not have any potential equity changes that endanger the rights and interests of WFOE and investors; and

- a share pledge agreement under which the owner of JiuGe Technology has pledged all of their rights, titles and interests in JiuGe Technology to JiuGe Management to guarantee JiuGe Technology's performance of its obligations under the JiuGe Technology Consulting Services Agreement (the "**JiuGe Technology Share Pledge Agreement**"). This agreement was duly signed among Ms. Li Li, the WFOE and the VIE. Under this agreement, all the equity interests of the VIE held by Ms. Li Li were pledged to the WFOE, giving the WFOE a right to exercise the share pledge where Ms. Li Li or the VIE violates the

VIE Agreements. This measure under this agreement will result in the equity of the VIE being locked, making it impossible for any third party to legally obtain the equity of the VIE without the prior consent of the WFOE.

Our PRC counsel has reviewed these agreements and believes that all the VIE Agreements were duly signed and are not in violation of applicable laws of PRC. We are of the opinion that the VIE Agreements are valid and giving the WFOE a full control over the VIE in respect of the current and effective PRC laws and regulations. However, the VIE Agreements have never been challenged or recognized in court for the time being, and the PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations compared with direct ownership, there may be less effective in controlling through the VIE structure.

In the first half of 2018, JiuGe Technology established contracts with China Unicom and China Mobile, initiating the provision of mobile data services to businesses and corporations in key provinces/municipalities including Chengdu, Jiangxi, Jiangsu, Chongqing, Shanghai, Zhuhai, Zhejiang, Shaanxi and Inner Mongolia. As with all dynamic markets, the specifics of our operational contracts have naturally evolved over time but our dedication to these provinces is unwavering, and we consistently enhance our service and product offerings to ensure optimal service. Additionally, as we continue to grow, there is the potential for our reach to expand into additional provinces in the PRC.

In September 2018, JiuGe Technology launched and commercialized mobile payment and recharge services to businesses for China Unicom. The JiuGe Technology mobile payment and recharge platform enables the seamless delivery of real-time payment and recharge services to third-party channels and businesses. We earn a negotiated rebate amount from each of China Unicom and China Mobile for all monies paid by consumers to China Unicom and China Mobile that we process. To encourage consumers to utilize our portal instead of using our competitors' platforms or paying China Unicom or China Mobile directly, we offer mobile data and talk time at a rate discounted from these companies' stated rates, which are also the rates we must pay to them to purchase the mobile data and talk time provided to consumers through the use of our platform. Accordingly, we earn income on the rebates we receive from the telecommunications companies, reduced by the amounts by which we discount the mobile data and talk time sold through our platform.

In October 2018, China Unicom and China Mobile awarded JiuGe Technology with contracts that established partnerships for data analysis, that could unlock potential value-added services.

This description of the VIE Agreements discussed above do not purport to be complete and are qualified in their entirety by reference to the terms of the VIE Agreements, which were filed as exhibits to our Current Report on Form 8-K filed with the SEC on December 27, 2018 and are incorporated by reference herein. The English translation version of the JiuGe Technology Share Pledge Agreement was filed as Exhibit 10.6 to our Form S-1/A (Amendment No. 1) filed with the SEC on January 5, 2023, and is incorporated by reference herein.

Acquisition of Beijing Technology

On March 7, 2019, the Company through JiuGe Technology acquired Beijing Technology, a company in the business of providing mass SMS text services to businesses looking to communicate with large numbers of their customers and prospective customers. Through Beijing Technology, the Company entered into the business of mass SMS text message service as a compliment to its mobile payment and recharge business. The mass SMS text message service offers bulk SMS services to end consumers with competitive pricing. Currently, the Company's SMS integrated platform is processing more than 150 million SMS text messages per month. Beijing Technology retains a license from the Ministry of Industry and Information Technology ("**MIIT**") to operate SMS and MMS business in the PRC. Similar to the mobile recharge business, Beijing Technology is required to make a deposit or bulk purchase in advance and has secured business customers that will utilize Beijing Technology's SMS integrated platform to send bulk SMS text messages monthly. Beijing Technology has the capability to manage and track the entire process, including to assist the Company's clients to fulfil the government guidelines, until the SMS messages have been delivered successfully.

China Unicom Cooperation Agreement

On July 7, 2019, JiuGe Technology entered into that certain Yunnan Unicom Electronic Sales Platform Construction and Operation Cooperation Agreement (the "**Cooperation Agreement**") with China United Network Communications Limited Yunnan Branch ("**China Unicom Yunnan**"). Under the Cooperation Agreement, JiuGe Technology is responsible for constructing and operating China Unicom Yunnan's electronic sales platform through which consumers can purchase various goods and services from China Unicom Yunnan, including mobile telephones, mobile telephone service, broadband data services, terminals, "smart" devices and related financial insurance. The Cooperation Agreement provides that JiuGe Technology is required to construct and operate the platform's webpage in accordance with China Unicom Yunnan's specifications and policies, and applicable law, and bear all expenses in connection therewith. As consideration for the services it provides under the Cooperation Agreement, JiuGe Technology receives a percentage of the revenue received from all sales it processes for China Unicom Yunnan on the platform.

The Cooperation Agreement expires three years from the date of its signature, subject to a yearly auto-renewal clause, which is currently in an auto-renewal period, but it may be terminated by (i) JiuGe Technology upon three months' written notice or (ii) by China Unicom Yunnan unilaterally. The Cooperation Agreement contains customary representations from each party regarding such party's authority to enter into and perform under the Cooperation Agreement, and provides customary events of default, including for various types of failure to perform. Any disputes arising between the parties under the Cooperation Agreement will be adjudicated in Chinese courts.

This description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Cooperation Agreement, which was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 9, 2019 and is incorporated by reference herein.

In January 2022, Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd. ("**TengLian**") (a 99% owned subsidiary of Shanghai JiuGe Information Technology Co., Ltd.) signed a co-operation agreement with China Unicom to launch the Device Protection program for mobile phones and the new 5G phones.

Intercorporate Relationships

The following is a list of all of our subsidiaries and the corresponding date of jurisdiction of incorporation or organization and the ownership interest of each. All of our subsidiaries are directly or indirectly owned or controlled by us:

Name of Entity	Place of Incorporation / Formation	Ownership Interest
Finger Motion Company Limited [1]	Hong Kong	100%
Finger Motion (CN) Global Limited [2]	Samoa	100%
Finger Motion (CN) Limited [3]	Hong Kong	100%
Shanghai JiuGe Business Management Co., Ltd.[4]	PRC	100%
Shanghai JiuGe Information Technology Co., Ltd.[5]	PRC	Contractually controlled [5]
Beijing XunLian TianXia Technology Co., Ltd.[6]	PRC	Contractually controlled
Finger Motion Financial Group Limited[7]	Samoa	100%
Finger Motion Financial Company Limited[8]	Hong Kong	100%
Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd.[9]	PRC	Contractually controlled

Notes:

(1) Finger Motion Company Limited is a wholly-owned subsidiary of FingerMotion, Inc.
(2) Finger Motion (CN) Global Limited is a wholly-owned subsidiary of FingerMotion, Inc.
(3) Finger Motion (CN) Limited is a wholly-owned subsidiary of Finger Motion (CN) Global Limited.
(4) Shanghai JiuGe Business Management Co., Ltd. is a wholly-owned subsidiary of Finger Motion (CN) Limited.
(5) Shanghai JiuGe Information Technology Co., Ltd. is a variable interest entity that is contractually controlled by Shanghai JiuGe Business Management Co., Ltd.
(6) Beijing XunLian TianXia Technology Co., Ltd. is a 99% owned subsidiary of Shanghai JiuGe Information Technology Co., Ltd.
(7) Finger Motion Financial Group Limited is a wholly-owned subsidiary of FingerMotion, Inc.
(8) Finger Motion Financial Company Limited is a wholly-owned subsidiary of Finger Motion Financial Group Limited.
(9) Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd. is a 99% owned subsidiary of Shanghai JiuGe Information Technology Co., Ltd.

Because we do not directly hold equity interests in the VIE, we are subject to risks and uncertainties of the interpretations and applications of Chinese laws and regulations, including but not limited to, the validity and enforcement of the VIE Agreements among the WFOE, the VIE and the shareholder of the VIE. We are also subject to the risks and uncertainties about any future actions of the Chinese government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and may cause the value of our Common Shares to depreciate significantly or become worthless.

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholder of the VIE may not act in the best interests of our Company or may not perform their obligations under the VIE Agreements. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with the VIE. In the event that the VIE or its shareholder fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce the VIE Agreements, there is uncertainty

as to whether Chinese courts would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Risk Factors—Risks Related to the VIE Agreements”. We rely on the VIE Agreements with the VIE and its shareholder for a significant portion of our business operations. The VIE Agreements may not be as effective as direct ownership in providing operational control. Any failure by the VIE or its shareholder to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

As of the date of this periodic report on Form 10-K, we and the VIE are not required to seek permissions from the CSRC, the CAC, or any other entity that is required to approve of the operations of the VIE, other than a value-added telecommunications business licence, which has already been obtained. Nevertheless, Chinese regulatory authorities may in the future promulgate laws, regulations or implement rules that require us, our subsidiaries or the VIEs to obtain permissions from such regulatory authorities to approve the operations of the VIE or any securities listing.

Products and Services

Telecommunications Products and Services

Historically, telecommunication operators focused their efforts on expanding their retail presence; however, consumer behaviors and demands have shifted from offline to online. In 2018, the Company developed a proprietary universal exchange platform called “PigeonHoles Integration System”, which provides seamless integration between telecommunication operators and online stores servicing Chinese consumers all around China.


Telecommunication Companies
China Mobile
China Unicom
China Telecom
Partners
Smart Phones
Up-Stream Partners
PigeonHoles Integrated System
FingerMotion - Telecommunication Products and Services
Marketing and Events
Customer Service
Analysis and Localization
Offering and Delivering
E-Commerce Platforms
Online Stores
Social Media Platforms
Online Pages
Business Partners
SDK Integrations
Down-Stream Partners
Consumers / Subscribers

The Company's products and services offerings include the following:

Product / Service	Details
Recharge Services	The Company offers recharge services to consumers throughout China.
Data Plan	The Company offers mobile data plans to consumers, including 5G plans.
Mobile Phone	The Company offers mobile phones to consumers online. Upon order completion, the Company's up-stream partners or phone distributors (VSens and ZhengZhouXinSiWei) will arrange direct delivery to the customer.
Subscription Plan	The Company acquires new customers by offering telecommunication subscription plans. The Company shares revenue with telecommunication operators on a new subscribers' spending over the following 12 months.
Value Added Products and Services	New product lines and services will be brought in by the Company to offer to the existing user base through the delivery channels of the Telecommunication partners and the platform partners.

Up-Stream Partners

The Company partners with all three major telecommunication operators in China, namely China Mobile, China Unicom and China Telecom, to offer its products and services:

Telecommunication Operator	Products and Services
China Mobile	Recharge Service Data Plan Subscription Plans Mobile Protection Plans
China Unicom	Recharge Service Data Plan Subscription Plan Mobile Protection Plans
China Telecom	Recharge Service Data Plan

Notes:

In 2020, the Company entered into arrangements with two third party smartphone distributors (VSens and ZhengZhouXinSiWei) to extend their product offerings across online stores on various platforms. The Company plans to commercialize the offering in the first quarter of 2021.

Down-Stream Partners

The Company currently operates online stores and pages on various e-commerce and social media platforms, gaining access to millions of users without having to incur the associated marketing expenditures or user acquisition investments.

Name of Online Stores	Partners / Platform	Details
JiuGe TongXin Store	TMall.com	Telco Products & Services
HeNan China Mobile Store	TMall.com	China Mobile Flagship Store
JiuGe Mobile Data Store	PingDuoDuo.com	Telco Products & Services
JiuGe Mobile Data Store	Tbao	Telco Products & Services

SMS and MMS Services

Short Message Service (SMS) remains the only secure and reliable communication medium that connects all telecommunication operators globally. In 2023, the telecommunications industry in China sent a total of around 1,869 billion SMS[1], equivalent to a market size of RMB 45 billion[2] (~$6.31 billion), a year-on-year decrease of 0.3%[3] compared to 2022The Company was responsible for 697 million, or 0.037% of the market share for the fiscal year ended February 29, 2024.

There are strict policies imposed by the Chinese government regulating message broadcasting via the SMS protocol. One key metric being monitored is the rate of public complaints on messages received via SMS, with the aim of fighting spam messages and blocking uncensored messages.

In early 2019, the Company completed beta testing of its proprietary SMS Integrated System and the commercialization phase began in April 2019. The SMS Integrated System provides a robust back-end control panel for corporate partners to access and manage their own messaging settings. Corporate partners can upload a list of targeted members, compose text or multimedia messages and define broadcasting settings. All messages must be submitted to the ministry for review before being delivered to telecommunication operators' back-end for broadcasting.


Business Partners
Ministry
Upload customer
Data & Messages
Approval
Partner Control Panel
Government Approval
SMS Integrated Platform
China Unicom
China Mobile
China Telecom
Consumers / Subscribers

The mass SMS text message service offers bulk SMS services to end consumers with competitive pricing. Beijing Technology retains a license from the Ministry of Industry and Information Technology to operate SMS and MMS business in the PRC. Similar to the mobile payment and recharge business, Beijing Technology is required to make a deposit or bulk purchase in advance and has secured business customers that will utilize Beijing Technology's SMS integrated platform to send bulk SMS text messages monthly. Beijing Technology has the capability to manage and track the entire process, including guiding the Company's customer to meet government's guidelines on messages composed, until the SMS messages have been delivered successfully.

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[1] https://www.chinabaogao.com/data/202402/691933.html

[2] https://wap.miit.gov.cn/jgsj/yxj/xxfb/art/2024/art_8e331aa8abeb4870a7446a3be26d3ce1.html
[3] https://www.miit.gov.cn/gxsj/tjfx/txy/art/2024/art_76b8ecef28c34a508f32bdbaa31b0ed2.html

The Company's SMS Integrated System performs more than 150 million SMS transactions monthly. The Company focuses its efforts on:

■ Continuously enhancing the SMS Integrated System to offer a more flexible, reliable, and scalable platform.

■ Working closely with telecommunication operators in a select few provinces allows the Company's business development team to negotiate and secure better bulk purchase pricing from time to time.

■ The Company's corporate partners span various industries such as airlines, insurance and financial services, e-commerce and consumer markets; diversifying sources of revenue improves the stability of the Company's revenue stream and minimizes seasonal fluctuations with SMS volume.

Rich Communication Services (RCS) Platform

Telecommunication operators around the world have reached consensus on the need to upgrade the operator messaging service from SMS to Rich Communication Services (RCS) messaging in the 5G era. Worldwide, the GSM Association (GSMA) indicates 90 operators have launched RCS in 60 countries, attracting approximately 421 million users and projecting an estimated value of $15.78 billion by 2027, growing at a CAGR of 18.5%.[4]

On April 8, 2020, China's three major telecommunication operators, namely China Mobile, China Telecom and China Unicom, released a 5G messaging white paper outlining their commitment to mandate all compatible handsets sold in the country support RCS.[5]

5G messaging service or RCS can support not only Person-to-Person (P2P) messaging, but also Application-to-Person (A2P) messaging. Through P2P messaging, RCS offers a richer text-messaging system, provides phonebook polling and is capable of transmitting in-call multimedia features. A2P messaging enables businesses and brands to communicate with users via chatbot, facilitates the sharing of high-quality videos but also more direct interfacing with the internet; consumers will no longer have to download multiple mobile apps and can, for instance, directly buy train tickets and book flights by just sending messages.

In March 2020, the Company's management allocated resources dedicated for the research and development of a RCS platform – MaaP (Messaging as a Platform). This RCS platform is expected to be a proprietary business messaging platform that enables businesses and brands to communicate and service their customers on 5G infrastructure, delivering better user experience, more efficiently and cost effectively. This is expected to open up a new marketing channel for the Company's current and prospective business partners.

The Company has completed the development of the RCS platform and it is ready to be commercialized:

RCS Platform for Telecommunication Products and Services

The Company intends to launch its own brand on the platform for the telecommunication products and services it currently carries. The platform is expected to provide the Company with direct access to 5G mobile users. Furthermore, the Company can continue building and enhancing its brand on the platform serving as the most comprehensive one-stop shop for telecommunication products and services.

RCS Platform for Partners and Brands

The Company is targeting to engage larger partners and brands on this new RCS platform. It is currently working and negotiating with one of the largest phone distributors in China to be among the first partners launching services on the platform.

Big Data Insights

The Company launched its proprietary platform "Sapientus" in July 2020 as its big data insights arm to deliver data-driven solutions and insights for businesses within the insurance and financial services industries. Leveraging the Company's strong tech and data backbone, Sapientus specializes in data mining and insights extraction. The Company's flexible data structure is built from the ground up, by transforming raw telco data into basic building blocks, statistical measures and behavioral inferences, while layering in auxiliary contextual information, to extract behavioral insights and power revolutionary applications for insurance and financial services.

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[4] https://www.gsma.com/futurenetworks/rcs/ & https://www.marketresearch.com/Infogence-Marketing-Advisory-Services-v4010/Global-Rich-Communication-Services-RCS-30323369/
[5] https://www.gsma.com/futurenetworks/wp-content/uploads/2020/04/5G-Messaging-White-Paper-EN.pdf

Over the past several years, Sapientus' predictive models had garnered much interest and positive receptivity from the industry, particularly reinsurers and insurers in China and the greater region; we continue to elevate our analytic capabilities and align our services against the needs of our partners and the larger ecosystem.

Sapientus is strategically focused on developing and promoting our core analytic products to the market, specifically:

- enhancing modeling precision by incorporating additional insurance datasets;
- expanding modeling efforts to cover various insurance products;
- begin promoting models to a broader client base for extensive real-world use, targeting insurers as well as various other ecosystem partners.; and
- further developing a sales rating engine by leveraging our comprehensive data assets and applying AI technology.


Enrich Product Line-up
Offering new value propositions, such as analytic tools and insights that facilitate more effective sales profiling and creative product innovations, through inclusion of more lifestyle factors
Enlarge Partnership Network
Inviting in more leading insurer and reinsurer participation, as well as exploring novel partnership structures, such as venturing into brokerage businesses and solutions
Accumulate Data Assets
Expanding our data network towards achieving more complete population analytics, as well as forming a more longitudinal perspective through a growing time series of observations

The Company is steadily advancing along its planned roadmap, ready to move beyond "Stage 1: Initialization" and advance into "Stage 2: Expansion":


1
2
3
INITIALIZATION
EXPANSION
INTEGRATION
MAJOR FOCUS AREAS
Branding, data accumulation and model refinement
Insurance product design and sales (ideally through affiliated business units)
Deepening and broadening insights to extend reach beyond insurance (i.e. general financial related products)
MAIN REVENUE SOURCES
Customized rating services (design bespoke to specific partners)
Commissions & profit share (via targeted marketing and preferred risk selection)
Universal rating services (common platform for industry adoption)
KEY CLIENTS & PARTNERS
(Re)insurers
(Re)insurers, internal (FM) business units
(Re)insurers, internal (FM) business units, external ecosystem partners (e.g. ecommerce)
12-18 months
18-36 months
36 months +

Stage 1: Initialization (largely completed)

During the initialization stage, the Company's focus has been on building its brand and honing its rating framework and analytics. To accomplish this, the Company is partnering with reinsurers to increase its visibility as well as assimilate its data analytics into the reinsurers' value chain. Engagements include, among various other initiatives, underwriting enhancement, market segmentation and product design. Revenue during this time has been sourced mainly from offering proprietary rating system and related services that are customized to fit the Company's reinsurer partners' specific needs. Furthermore, establishing collaborative facilities with reinsurers has allowed the Company to integrate posterior information (claims and underwriting experience, for example) and further improve its scoring/measurement system.

Stage 2: Expansion

The expansion stage will see the Company offer tech services to cover more insurance product lines and serve more industry clients and partners/channels. Furthermore, the Company will also expand its revenue focus from offering rating system alone to potential earning of commissions and profit shares through channel expansion and innovative product designs enabled by more granular customer segmentation. Channel expansion could be achieved by cross-selling through the Company's affiliated company and reinsurance brokerage firm partner, supported by leads generation for niche marketing and further upselling. In addition, developing customized product solutions with reinsurers will augment value proposition, offering more personalized and efficient coverage based on the latent risks of individuals. Precision marketing enhances product take-up rates, while preferred risk selection is expected to attract profitable business and improve portfolio results. As such, added value can be generated and shared among Sapientus and its (re)insurer and distribution partners.

Stage 3: Integration

As Sapientus matures, the Company enters the integration stage. Behavioral dynamics can prove to be very versatile in supporting many possibilities beyond insurance. Having accumulated more diverse data and insights enriches the Company's rating perspective, enabling it to offer a universal rating platform that can be commonly adopted across the industry. The Company's platform can be readily integrated with other systems, helping the Company extend reach beyond insurance applications. For example, the Company's

generalized rating system can help conduct smart underwriting for financial loans or craft out consumer behaviors and risk propensities to inform ecommerce business decisions. The Company's platform can be used standalone as an independent rating tool, as well as offered as part of an integrated system, joining forces with various ecosystem partners on data access, customer relationships, advanced analytics, product and service capabilities. Types of value that can be realized through ecosystems include:

- *Friction reduction*: Creating a one-stop shop or interface for consumers by removing the hassle of switching among multiple providers;

- *Network effects*: Generating synergy value for stakeholders by pooling and sharing information and resources to serve common needs; and

- *Data integration*: Mining and analyzing available data, applying learnings to deliver convenience and tangible benefits to customers.

Growth Strategy

The Company's growth strategy is a multi-pronged approach, continually asking "What's next?" and consisting of the following:

- *Enhancing PigeonHoles Integration System and the DaGe Platform*. Maintaining a stable and robust platform is expected to give the Company the flexibility to manage new product offering and packages in order to increase revenue. This will be the key critical success factor for the Company's expansion plans.

- *Expanding customer base.* Along with the stability of the Company's platform and its ability to access working capital, the Company's growth will be based on increasing its market share through expanding its base in its current geographic regions of operations and through expanding its presence into other regions. The Company's offerings can be targeted to a wider group of customers, which should improve overall revenue.

- *New Product line expansion.* The Company plans to constantly increase its product offerings from its telco partners by designing new packages and offerings in order to differentiate the Company from its competition. New product line and services are expected to be introduced progressively to be offered to the end users via the telco delivery channels. This is expected to expand our revenue base.

- *Enhancing values.* The Company intends to continue to build brand loyalty and enhance its customer service to ensure customer retention and repeat sales.

- *Diversification.* Breaking away from the Company's core and traditional business, the Company is moving into the insurance technology ("**insurtech**") space with Sapientus and the Company's big data analytics arm. The Company intends to continue to explore opportunities in the financial technology services ("**fintech**"), healthcare and advertising industries.

- *Focusing on strength and investing in talent.* The Company intends to continue to build the strongest team in all of its various businesses. The Company intends to also continue to build its core values to enhance and differentiate its support and services to ensure it is able to stand out from its competitors.

Sales and Marketing

- The Company's sales and marketing efforts are focused on promoting brand awareness of its JiuGe telecommunication stores currently operating on most major e-commerce and social media platforms in China.

- The Company is continuously planning, in cooperation with its telco partners, seasonal and targeted marketing events in different provinces and cities.

- Since the inception of JiuGe Technology in 2018, the Company has secured contracts and agreements to work with nine (9) online stores and twenty (20) business partners. The Company's strategy is to expand into the entire China region and to reach out to a wider base of customers and users that can benefit from the Company's product offerings.

- The Company's new agreement with China Mobile on the loyalty redemption business is a step towards the Company's customer retention strategy that is expected to also enable it to cross-sell additional products and offerings from the Company.

- The Company intends to continue to focus on, and expand, its roster of corporate clients to improve sales in its SMS business, and intends to focus on expanding into different industries.

<u>*Research & Development*</u>

- *RCS Platform* - As a leader in the 5G ecosystem in China, the Company is developing the RCS platform to strengthen its first-mover advantage in MaaP (Messaging as a Platform). This messaging platform enables businesses and brands to communicate and service their customers on 5G infrastructure, delivering a more efficient, more cost efficient, and more robust user experience. This should open up a new marketing channel for the Company's current and prospective business partners.

- *Big Data Insights* - Beginning in January 2019, the Company has continuously researched industry reports and compiled data published by researchers and have incorporated its findings into its Sapientus data blocks. By integrating with external data sources, the Company's R&D departments can develop innovative insurtech and fintech products to the Company's re-insurance and financial services companies and partners.

Competition

Our industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. We compete against a wide range of businesses, including those that are larger than we are, have a dominant and secure position or offer other products and services to consumers and merchants that we do not offer. We believe we are in an advantageous position compared to many of our competitors or potential competitors because we have been granted an exclusive license to act as an authorized processor of payments in China for China Unicom and China Mobile.

Our mobile payments business competes principally against two alternatives. First, we compete directly with other holders of licenses from the major mobile telecommunications providers in China. We understand there are a limited number of these licenses, but believe that certain other license holders are large, diversified companies with deep financial resources. We also compete with payment processors that are not authorized licensees of the mobile telecommunications companies but nevertheless provide similar services. Separately, and more generally, we compete with all forms and methods of paying for additional data and minutes, including credit and debit cards, other electronic payment platforms and bank transfers.

Because we have been awarded a contract to process payments for China Unicom and China Mobile and, are therefore, able to offer services directly to market with value added services, we believe the Company is in an advantageous position as compared to its competition. We look to take advantage of the position that we have been afforded.

Intellectual Property

The Company has sufficient intellectual property rights to operate its mobile payment and recharge platform system. Specifically, the Company has registered patents for its mobile payment and recharge platform system. The Company will continue to enhance the system to meet market and consumer demands and requirements. The Company has also implemented strict controls to ensure the safe and secure keeping of any source codes.

The Company has registered the following patents:

Patent Registration Number	Region	Title	Inventors	Applicant	Status as of the date of this Annual Report
2019SR0439119	Shanghai, China	PigeonHoles Integration System [1]	Shanghai JiuGe Business Management Co. Ltd	Shanghai JiuGe Business Management Co. Ltd	Obtained
2020SR0741902	Shanghai, China	SMS Integrated System [2]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2020SR0792227	China	JiuGe Customer Profiling Software V1.0.0 [3]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2020SR0772385	China	JiuGe TELCO Big Data Software V1.0.0 [4]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2020SR0809253	China	JiuGe Risk Assessment System Software V1.0.0 [5]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2020SR0860695	China	JiuGe Internet Big Data Software V1.0.0 [6]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2020SR0867792	China	JiuGe Mobile Digital Precision Marketing Software V1.0.0 [7]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2021SR2129368	China	JiuGe Risk Query API and UI Design V1.0.0 [8]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2021SR1773860	China	JiuGe Insurance Anti-Fraud System Design V1.0.0 [9]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2022SR1343393	China	JiuGe Insurance Client Medical Behavior Assessment System V1.0.0 [10]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained
2023SR0092476	China	JiuGe Insurance Client Financial Rating System V1.0.0 [11]	Shanghai JiuGe Information Technology Co. Ltd	Shanghai JiuGe Information Technology Co. Ltd	Obtained

Notes:

(1) PigeonHoles Integration System is the Company's proprietary universal exchange platform which provides seamless integration between telecommunication operators and online stores servicing PRC's customers.

(2) The Company's SMS Integrated System provides a robust back-end control panel for corporate partners to access and manage their own messaging settings. Corporate partners can upload a list of targeted members, compose text or multimedia messages and define broadcasting settings.

(3) Patent based on JiuGe's big data analysis and commercialization of consumer's profile

(4) Patent based on JiuGe's big data analysis for telecommunication products and services

(5) Patent based on JiuGe's big data analysis on risk assessment system

(6) Patent based on JiuGe's big data analysis for online product.

(7) Patent based on JiuGe's big data analysis for online digital contents on mobile

(8) Patent based on JiuGe's big data analysis for Risk Query API and UI designs

(9) Patent based on JiuGe's big data analysis for Insurance Anti-Fraud System Design

(10) Patent based on JiuGe's big data analysis for Insurance Client Medical Behavior Assessment System

(11) Patent based on JiuGe's big data analysis for Insurance Client Financial Rating System

Regulation

We operate in a rapidly evolving regulatory environment characterized by a heightened regulatory focus on all aspects of the payments industry. That focus continues to become even more heightened as regulators on a global basis focus on such important issues as countering terrorist financing, anti-money laundering, privacy, cybersecurity and consumer protection. Some of the laws and regulations to which we are subject were enacted recently, and the laws and regulations applicable to us, including those enacted prior to the advent of digital and mobile payments, are continuing to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including how such laws and regulations are interpreted and implemented, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. Therefore, as we grow, we will need to develop the capacity to monitor these areas closely to design compliant solutions for our customers who depend on us.

Government regulation impacts key aspects of our business. We are subject to regulations that affect the payments industry in the markets in which we operate.

Payments Regulation. Various laws and regulations govern the payments industry in China, where our mobile payment and recharge platform principally operates. Our activities in this regard are, or may be, supervised by one or more financial regulatory authorities, including the People's Bank of China. Other national or provincial regulatory agencies may have or assert jurisdiction over our activities, including agencies and authorities outside of China, if our platform is utilized by consumers in such jurisdictions. The laws and regulations applicable to the payments industry in any given jurisdiction are subject to interpretation and change.

Anti-Money Laundering and Counter-Terrorist Financing. FingerMotion is subject to anti-money laundering ("**AML**") laws and regulations in China, the U.S. and other jurisdictions, as well as laws designed to prevent the use of the financial systems to facilitate terrorist activities. As we grow our business, we will need to develop an AML program designed to prevent our payment network from being used to facilitate money laundering, terrorist financing, and other illicit activities, or to do business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Controls ("**OFAC**") and equivalent authorities in China and other countries whose jurisdiction we may become subject as a result of our operations. Any AML and sanctions compliance program we put in place will need to involve policies, procedures and internal controls designed to address these legal and regulatory requirements and assist in managing money laundering and terrorist financing risks.

Data Protection and Information Security. Aspects of our operations or business may be subject to privacy and data protection regulation in China, the U.S. and elsewhere. In the U.S., we are subject to privacy information safeguarding requirements under the Gramm-Leach-Bliley Act that require the maintenance of a written, comprehensive information security program, among other laws, which we do not currently have in place. Regulatory authorities around the world are considering numerous legislative and regulatory proposals concerning privacy and data protection that may contain additional privacy and data protection obligations than exist today. In addition, the interpretation and application of these privacy and data protection laws in China, the U.S. and elsewhere are often uncertain and in a state of flux.

Anti-Corruption. FingerMotion is subject to applicable anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, and similar anti-corruption laws in the jurisdictions in which we operate. Anti-corruption laws generally prohibit offering, promising, giving, accepting or authorizing others to provide anything of value, either directly or indirectly, to or from a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business.

Additional Regulatory Developments. Various regulatory agencies continue to examine a wide variety of issues, including virtual currencies, identity theft, account management guidelines, privacy, disclosure rules, cybersecurity and marketing that may impact the Company's business.

Compliance with Environmental Laws

Compliance with foreign, federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had a material effect on our capital expenditures, earnings or competitive position.

Employees

As of February 29, 2024, we had 64 total employees, of whom all were full time. We have approximately 55 employees in China, 3 employees in Malaysia, 2 employees in Hong Kong, 1 employee in Taiwan, 2 employees in USA and 1 employee in Canada. We believe that we enjoy good relations with our employees.

ITEM 1A. RISK FACTORS

In addition to the information contained in this Annual Report on Form 10-K, we have identified the following material risks and uncertainties which reflect our outlook and conditions known to us as of the date of this Annual Report. These material risks and uncertainties should be carefully reviewed by our stockholders and any potential investors in evaluating the Company, our business and the market value of our common stock. Furthermore, any one of these material risks and uncertainties has the potential to cause actual results, performance, achievements or events to be materially different from any future results, performance, achievements or events implied, suggested or expressed by any forward-looking statements made by us or by persons acting on our behalf. Refer to "Cautionary Note Regarding Forward-looking Statements".

There is no assurance that we will be successful in preventing the material adverse effects that any one or more of the following material risks and uncertainties may cause on our business, prospects, financial condition and operating results, which may result in a significant decrease in the market price of our common stock. Furthermore, there is no assurance that these material risks and uncertainties represent a complete list of the material risks and uncertainties facing us. There may be additional risks and uncertainties of a material nature that, as of the date of this Annual Report, we are unaware of or that we consider immaterial that may become material in the future, any one or more of which may result in a material adverse effect on us. You could lose all or a significant portion of your investment due to any one of these material risks and uncertainties.

Risks Related to the Business

We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history, which makes it difficult to forecast our future results. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this "*Risk Factors*" section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in an evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

For all annual periods of our operating history we have experienced net losses. We generated net losses of approximately $3.8 million, $7.5 million and $4.9 million for the years ended February 29, 2024, 2023 and 2022, respectively. As of February 29, 2024, we had an accumulated deficit of $28.4 million. We have not achieved profitability, and we may not realize sufficient revenue to achieve profitability in future periods. Our expenses will likely increase in the future as we develop and launch new offerings and platform features, expand in existing and new markets, increase our sales and marketing efforts and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We are currently experiencing growth in our business. This expansion increases the complexity of our business and has placed, and will continue to place, strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations.

We depend on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and results of operations could be adversely affected.

Our success depends in part on the continued service of our founders, senior management team, key technical employees and other highly skilled personnel and on our ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of our organization. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.

Our concentration of earnings from two telecommunications companies may have a material adverse effect on our financial condition and results of operations.

We currently derive a substantial amount of our total revenue through contracts secured with China Unicom and China Mobile. If we were to lose the business of one or both of these mobile telecommunications companies, if either were to fail to fulfill its obligations to us, if either were to experience difficulty in paying rebates to us on a timely basis, if either negotiated lower pricing terms, or if either increased the number of licensed payment portals it permits to process its payments, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Additionally, we cannot guarantee that the volume of revenue we earn from China Unicom and China Mobile will remain consistent going forward. Any substantial change in our relationships with either China Unicom or China Mobile, or both, whether due to actions by our competitors, regulatory authorities, industry factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Any actual or perceived security or privacy breach could interrupt our operations, harm our brand and adversely affect our reputation, brand, business, financial condition and results of operations.

Our business involves the processing and transmission of our users' personal and other sensitive data. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. Unauthorized parties may in the future gain access to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing names, passwords, payment information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce our employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although we have developed systems and processes that are designed to protect our users' data, prevent data loss and prevent other security breaches, these security measures cannot guarantee security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches; also, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident.

Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with third-party partners, result in significant legal, regulatory and financial exposure and lead to loss of confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition and results of operations. Any breach of privacy or security impacting any entities with which we share or disclose data (including, for example, our third-party providers) could have similar effects.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management's attention. We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition and results of operations.

Systems failures and resulting interruptions in the availability of our platform or offerings could adversely affect our business, financial condition and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

We have not experienced any system failures or other events or conditions that have interrupted the availability or reduced or effected the speed or functionality of our offerings. These events, were they to occur in the future, could adversely affect our business, reputation, results of operations and financial condition.

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.

Our business depends on the performance and reliability of Internet, mobile and other infrastructures that are not under our control. Disruptions in Internet infrastructure or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our services and offerings could interfere with the speed and availability of our platform. If our platform is unavailable when platform users attempt to access it, or if our platform does not load as quickly as platform users expect, platform users may not return to our platform as often in the future, or at all, and may use our competitors' products or offerings more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease.

Our business depends on the efficient and uninterrupted operation of mobile communications systems. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach or computer virus could result in delays or interruptions to our services, offerings and platform, as well as business interruptions for us and platform users. Furthermore, foreign governments may leverage their ability to shut down directed services, and local governments may shut down our platform at the routing level. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition and operating results. We have invested significant resources to develop new products to mitigate the impact of potential interruptions to mobile communications systems, which can be used by consumers in territories where mobile communications systems are less efficient. However, these products may ultimately be unsuccessful.

We may be subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations.

We may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings as our business grows and as we deploy new offerings, including proceedings related to our products or our acquisitions, securities issuances or business practices. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

We may require additional funding to support our business.

To grow our business, FingerMotion currently looks to take advantage of the immense growth in the total variety of mobile services provided in China. On February 1, 2022, the Xinhua News Agency reported that the combined business revenue in the telecom sector rose 8% year on year to about USD232.43 billion in 2021, with the growth rate up 4.1 percentage points from 2020, according to the PRC Ministry of Industry and Information Technology. For the Company to continue to grow, the deposit with the Telecoms needs to increase, as most of the revenue we process is dependent on the size of the deposit we have with each Telecom. We will likely need to raise additional capital to materially increase the amounts of these deposits. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot be certain that additional funding will be available to us on favorable terms, or at all. If we are unable to obtain adequate funding or funding on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations could be adversely affected.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. As we gain a public profile and the number of competitors in our market increases, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of infringement of intellectual property rights against us. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, financial condition and results of operations.

Risks Related to Our Securities

Our stock has limited liquidity.

Our common stock began trading on the Nasdaq Capital Market on December 28, 2021, and before that it traded on the OTCQX operated by OTC Markets Group Inc. Trading volume in our shares may be sporadic and the price could experience volatility. If adverse market conditions exist, you may have difficulty selling your shares.

The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

● actual or anticipated fluctuations in our operating results;

● changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

● changes in market valuations of other companies, particularly those that market services such as ours;

● announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

● introduction of product enhancements that reduce the need for our products;

● departure of key personnel; and

● changes in overall global market sentiments and economy trends

We do not intend to pay cash dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume of our common stock could decline.

The trading market for our common stock may depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competition. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our common stock to decline.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our Common Shares.

Our Certificate of Incorporation, as amended, authorize the issuance of up to 200,000,000 Common Shares and up to 1,000,000 shares of preferred stock ("**Preferred Shares**"). Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common stockholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price of our outstanding common shares. To grow our business substantially, we will likely have to issue additional equity securities to obtain working capital to deposit with the telecommunications companies for which we process mobile recharge payments. Our efforts to fund our intended business plans will therefore result in dilution to our existing stockholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire common shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our common shares.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "**SOA**"). The SOA requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit a stockholder's ability to buy and sell our shares of common stock, which could depress the price of our shares of common stock.

FINRA rules require broker-dealers to have reasonable grounds for believing that the investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. Thus, if our shares of common stock become speculative low-priced securities, the FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our shares of common stock, which may limit your ability to buy and sell our shares of common stock, have an adverse effect on the market for our shares of common stock, and thereby depress our price per share of common stock.

Our shares of common stock have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares of common stock to raise money or otherwise desire to liquidate your shares.

Until December 28, 2021, our shares of common stock were quoted on the OTCQB/QX where they were "thinly-traded", meaning that the number of persons interested in purchasing our shares of common stock at or near bid prices at any given time was relatively small or non-existent. Since we listed on Nasdaq on December 28, 2021, the volume of our shares of common stock traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares of common stock until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares of common stock is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our shares of common stock may not develop or be sustained.

Risks Related to the VIE Agreements

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

JiuGe Management manages and operates the mobile data business through JiuGe Technology pursuant to the rights its holds under the VIE Agreements. Almost all economic benefits and risks arising from JiuGe Technology's operations are transferred to JiuGe Management under these agreements.

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. Our PRC counsel has advised us that the VIE Agreements are binding and enforceable under PRC law, but has further advised that if the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

- imposing economic penalties;

- discontinuing or restricting the operations of JiuGe Technology or JiuGe Management;

- imposing conditions or requirements in respect of the VIE Agreements with which JiuGe Technology or JiuGe Management may not be able to comply;

- requiring our company to restructure the relevant ownership structure or operations;

- taking other regulatory or enforcement actions that could adversely affect our company's business; and

- revoking the business licenses and/or the licenses or certificates of JiuGe Management, and/or voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of JiuGe Technology, which would have a material adverse impact on our business, financial condition and results of operations. Furthermore, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIE, and our Common Shares may decline in value or become worthless.

Our ability to manage and operate JiuGe Technology under the VIE Agreements may not be as effective as direct ownership.

We conduct our mobile data business in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of JiuGe Technology. However, the VIE Agreements may not be as effective in providing us with control over JiuGe Technology as direct ownership. Under the current VIE arrangements, as a legal matter, if JiuGe Technology fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control JiuGe Technology, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

The VIE Agreements have never been challenged or recognized in court for the time being, the PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

The VIE Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If JiuGe Technology or its shareholders fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing JiuGe Technology to meet its obligations or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm's length negotiations. For example,

PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability or cause other adverse financial consequences.

Shareholders of JiuGe Technology have potential conflicts of interest with our Company which may adversely affect our business.

Li Li is the legal representative and general manager, and also a shareholder of JiuGe Technology. There could be conflicts that arise from time to time between our interests and the interests of Ms. Li. There could also be conflicts that arise between us and JiuGe Technology that would require our shareholders and JiuGe Technology's shareholders to vote on corporate actions necessary to resolve the conflict. There can be no assurance in any such circumstances that Ms. Li will vote her shares in our best interest or otherwise act in the best interests of our company. If Ms. Li fails to act in our best interests, our operating performance and future growth could be adversely affected.

We rely on the approval certificates and business license held by JiuGe Management and any deterioration of the relationship between JiuGe Management and JiuGe Technology could materially and adversely affect our business operations.

We operate our mobile data business in China on the basis of the approval certificates, business license and other requisite licenses held by JiuGe Management and JiuGe Technology. There is no assurance that JiuGe Management and JiuGe Technology will be able to renew their licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with JiuGe Technology is governed by the VIE Agreements that are intended to provide us with effective control over the business operations of JiuGe Technology. However, the VIE Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. JiuGe Technology could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputations and business could be severely harmed.

If JiuGe Management exercises the purchase option it holds over JiuGe Technology's share capital pursuant to the VIE Agreements, the payment of the purchase price could materially and adversely affect our financial position.

Under the VIE Agreements, JiuGe Technology's shareholders have granted JiuGe Management an option for the maximum period of time permitted by law to purchase all of the equity interest in JiuGe Technology at a price equal to one dollar or the lowest applicable price allowable by PRC laws and regulations. As JiuGe Technology is already our contractually controlled affiliate, JiuGe Management's exercising of the option would not bring immediate benefits to our company, and payment of the purchase prices could adversely affect our financial position.

Risks Related to Doing Business in China

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

- Level of government involvement in the economy;

- Control of foreign exchange;

- Methods of allocating resources;

- Balance of payments position;

- International trade restrictions; and

- International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (the "OECD"), in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy and weak corporate governance and a lack of flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary and affiliate in the PRC. Our principal operating subsidiary and affiliate, JiuGe Management and JiuGe Technology, are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, most of our executive officers and all of our directors are not residents of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations, subsidiary and affiliate.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in November 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising political tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations. Regulations were introduced which includes but not limited to Article 177 of the PRC Securities Law which states that overseas securities regulatory authorities shall not carry out an investigation and evidence collection activities directly in China without the consent of the securities regulatory authority of the State Council and the relevant State Council department(s). It further defines that no organization or individual shall provide the documents and materials relating to securities business activities to overseas parties arbitrarily. With this regulation in force, it may result in delays by the Company to fulfill any request to provide relevant documents or materials by the regulatory authorities or in the worst-case scenario that the Company would not be able to fulfill the request if the approval from the regulatory authority of the State Council and the relevant State Council department(s) were rejected.

You may have difficulty enforcing judgments against us.

We are a Delaware holding company, but Finger Motion (CN) Limited is a Hong Kong company, and our principal operating affiliate and subsidiary, JiuGe Technology and JiuGe Management, are located in the PRC. Most of our assets are located outside the United States and most of our current operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments predicated on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, all of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. Therefore, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Recent statements by the PRC government indicate an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "**Overseas Listing Trial Measures**") and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies' securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, if the issuer meets both the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as indirect overseas offering, which shall be subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Where an abovementioned issuer submits an application for an initial public offering to competent overseas regulators, such issuer shall file with the CSRC within three business days after such application is submitted. Where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly liable persons and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be warned and/or imposed fines.

Also on February 17, 2023, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (March 31, 2023) shall be deemed as "stock enterprises". Stock enterprises are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

If we offer new securities in the future, we will be required to file with the CSRC, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 4.5% and as low as 0.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Capital outflow policies in the PRC may hamper our ability to remit income to the United States.

The PRC has adopted currency and capital transfer regulations. These regulations may require that we comply with complex regulations for the movement of capital and as a result we may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of one of our operating subsidiaries to the U.S. or to our shareholders.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

Compliance with China's new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China's new Data Security Law promulgated by the Standing Committee of the National People's Congress of China in June 2021, or the Data Security Law, took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on "data classification and hierarchical protection system" for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. As a result of the new Data Security Law, we may need to make adjustments to our data processing practices to comply with this law.

Additionally, China's Cyber Security Law, requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity's information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China (the "**CAC**") has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at "preventing national data security risks, maintaining national security and safeguarding public interests." On July 10, 2021, the CAC published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the telecommunications sector generally and the Company in particular. China's regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, on November 20, 2021, the National People's Congress passed the Personal Information Protection Law, which was implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Chinese Renminbi (RMB), and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiary's ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to our shareholders, and otherwise fund and conduct our businesses.

Substantially all of our revenue is earned by JiuGe Management, our PRC subsidiary. PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiary, we may (i) make loans to our PRC subsidiary and affiliated entities, (ii) make additional capital contributions to our PRC subsidiary, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

- loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC (the "**SAFE**") or its local counterparts;
- loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterparts; and

- capital contributions to our wholly-owned subsidiary must file a record with the PRC Ministry of Commerce ("**MOFCOM**") or its local counterparts and shall also be limited to the difference between the registered capital and the total investment amount.

We cannot assure you that we will be able to obtain these government registrations or filings on a timely basis, or at all. If we fail to finish such registrations or filings, our ability to capitalize our PRC subsidiary's operations may be adversely affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated a notice relating to the administration of foreign invested company of its capital contribution in foreign currency into RMB (Hui Fa [2015]19) ("**Circular 19**"). Although Circular 19 has fastened the administration relating to the settlement of exchange of foreign-investment, allows the foreign-invested company to settle the exchange on a voluntary basis, it still requires that the bank review the authenticity and compliance of a foreign-invested company's settlement of exchange in previous time, and the settled in RMB converted from foreign currencies shall deposit on the foreign exchange settlement account, and shall not be used for several purposes as listed in the "negative list". As a result, the notice may limit our ability to transfer funds to our operations in China through our PRC subsidiary, which may affect our ability to expand our business. Meanwhile, the foreign exchange policy is unpredictable in China, it shall be various with the nationwide economic pattern, the strict foreign exchange policy may have an adverse impact in our capital cash and may limit our business expansion.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary or affiliate, limit our PRC subsidiary's and affiliate's ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company ("**SPV**"), for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by the SAFE, which became public in June 2007 ("**Notice 106**"), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; covering the use of existing offshore entities for offshore financings; (3) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (4) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of

Circular 75, a retroactive SAFE registration was required to have been completed before March 30, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by the SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We have advised our shareholders who are PRC residents, as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiary and affiliate. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether the SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiary's and affiliate's ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with Circular 75, if the SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary's and affiliate's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be subject to fines and legal sanctions by the SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On March 28, 2007, the SAFE promulgated the Operating Procedures for Foreign Exchange Administration of Domestic Individuals Participating in Employee Stock Ownership Plans and Stock Option Plans of Offshore Listed Companies ("**Circular 78**"). Under Circular 78, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 78. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by the SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Under the New EIT Law, we may be classified as a "resident enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law effective on January 1, 2008, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies (the "**Notice**"), further interpreting the application of the New EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a "non-domestically incorporated resident enterprise" if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

Given the above conditions, although unlikely, we may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. We are actively monitoring the possibility of "resident enterprise" treatment.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We may be exposed to liabilities under the Foreign Corrupt Practices Act (the "FCPA") and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the FCPA and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties and we earn the majority of our revenue in China. PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by our executive officers, employees, consultants, sales agents or other representatives of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the executive officers, employees, consultants, sales agents or other representatives of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and computer, financial and other control systems. Some of our staff is not educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with such training. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the SOA. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with Commission rules and regulations and the requirements of the SOA. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

The disclosures in our reports and other filings with the SEC and our other public announcements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in the PRC, where part of our operations and business are located, has conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in the PRC and Hong Kong. Since substantially all of our operations and business takes place outside of United States, it may be more difficult for the staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public announcements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC. Accordingly, you should review our SEC reports, filings and our other public announcements with the understanding that no local regulator has done any due diligence on our

Company and with the understanding that none of our SEC reports, other filings or any of our other public announcements has been reviewed or otherwise been scrutinized by any local regulator.

Certain PRC regulations, including those relating to mergers and acquisitions and national security, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "**M&A Rules**"), which became effective in September 2006 and were further amended in June 2009, requires that if an overseas company is established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the MOFCOM, rather than local regulators, for approval. In addition, the M&A Rules requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to listing its securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying the documents and materials required to be submitted by overseas special purpose companies seeking the CSRC's approval of their overseas listings.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in November 2011, require that mergers and acquisitions by foreign investors in "any industry with national security concerns" be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected. In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from the MOFCOM.

If the MOFCOM, the CSRC and/or other PRC regulatory agencies subsequently determine that the approvals from the MOFCOM and/or CSRC and/or other PRC regulatory agencies were required, our PRC business could be challenged, and we may need to apply for a remedial approval and may be subject to certain administrative punishments or other sanctions from PRC regulatory agencies. The regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC, or take other actions that could materially and adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

As substantially all of our operations are conducted through the VIE in China, our ability to pay dividends is primarily dependent on receiving distributions of funds from the VIE. However, the PRC government might exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which would likely result in a material change in our operations, even significantly limit or completely hinder our ability to offer or continue to offer securities or dividends to investors, and the value of our common stock may depreciate significantly or become worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law (the "**Cracking Down on Illegal Securities Activities Opinions**"). The Cracking Down on Illegal Securities Activities Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by China-based companies, and proposed to take measures, including promoting the construction of relevant regulatory systems to control the risks and deal with the incidents faced by China-based overseas-listed companies.

In addition, on December 24, 2021, the CSRC issued the draft Administration Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the "**Draft Administration Provisions**") and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the "**Draft Administrative Measures**"), for public comments. The Draft Administration Provisions and the Draft Administrative Measures regulate overseas securities offering and listing by domestic companies in direct or indirect form. The Draft Administration Provisions specify the responsibilities of the CSRC to regulate the activities of overseas securities offering and listing by domestic companies and establish a filing-based regime. As a supporting measure to the Draft Administration Provisions, the Draft Administrative Measures, detail the determination criteria for indirect overseas listing in overseas markets. Specifically, an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer's audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. In accordance with the Draft Administrative Measures, the issuer or its designated material domestic company, shall file with the CSRC and report the relevant information for its initial public offering.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies' securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, if the issuer meets both the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as indirect overseas offering, which shall be subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. Where an abovementioned issuer submits an application for an initial public offering to competent overseas regulators, such issuer shall file with the CSRC within three business days after such application is submitted. Where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly liable persons and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be warned and/or imposed fines.

Also on February 17, 2023, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (March 31, 2023) shall be deemed as "stock enterprises". Stock enterprises are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

Due to the Overseas Listing Trial Measures, we will be required to file with the CSRC with respect to an offering of new securities, which may subject us to additional compliance requirements in the future and we cannot assure you that we will be able to get the clearance from the CSRC for any offering of new securities on a timely manner. Any failure of us to comply with the new Overseas Listing Trial Measures may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation.

Furthermore, it is uncertain when and whether we will be able to obtain permission or approval from the CSRC or the PRC government to offer securities to list on U.S. exchanges or the execution of a VIE Agreement in the future. However, our operations are conducted through the VIE in PRC, and our ability to pay dividends is primarily dependent on receiving distributions of funds from the VIE, if we do not obtain or maintain any of the permissions or approvals which may be required in the future by the PRC government for the operation of the VIE or the execution of VIE Agreements, our operations and financial conditions could be adversely effected, even significantly limit or completely hinder our ability to offer or continue to offer securities or dividends to investors and cause the value of our securities to significantly decline or become worthless.

Although the audit report included in our Annual Report for the fiscal year ended February 29, 2024 was prepared by an auditor who has been currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigatge our auditor completely, we could be delisted if we are unable to meet the PCAOB inspection requirements established by the HFCAA.

As a public company with securities listed on Nasdaq, we are required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong and PRC, a jurisdiction where the PCAOB has previously been unable to conduct inspections without the approval of the PRC authorities due to various state secrecy laws and the revised Securities Law, the PCAOB did not have free access to inspect the work of our auditor. This lack of access to the PCAOB inspection in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor based in the PRC. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of these accounting firms' audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections.

On December 18, 2020, the HFCAA was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded "over-the-counter" if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant's annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed the AHFCAA which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before the Company's securities may be delisted or prohibited from trading.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes "a framework for the PCAOB's determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction."

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate ("**Commission-Identified Issuers**"). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm's foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a "foreign issuer," as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, PCAOB issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in our Annual Report on Form 10-K for the years ended February 28, 2023 and 2022, was issued by CZD CPA, an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB previously determined that the PCAOB is unable to conduct inspections or investigate auditors. However, on December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access in the future, the PCAOB will consider the need to issue a new determination.

In June 2022, we were identified as a Commission-Identified Issuer on the SEC's "Conclusive list of issuers identified under the HFCAA" (available at https://www.sec.gov/hfcaa) and, as a result, we will be required to comply with the submission or disclosure requirements in our annual report covering the fiscal year ended February 29, 2024. If we are so identified for another two consecutive years, the SEC would prohibit our securities from trading on a securities exchange or in the over-the-counter trading market in the United States. As noted above, on December 15, 2022, the PCAOB vacated its previous determinations that it is unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Accordingly, until such time as the PCAOB issues any new determination, we do not expect to be at risk of having our securities subject to a trading prohibition under the HFCAA.

Under the HFCAA (as amended by the Consolidated Appropriations Act, 2023), our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our common stock being delisted. On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. Notwithstanding the signing of the Statement of Protocol, if the PCAOB cannot make a determination that it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, trading of our securities will still be prohibited under the HFCAA and Nasdaq will determine to delist our securities. Therefore, there is no assurance that the Statement of Protocol will relieve us from the delisting risk under the HFCAA.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company's auditors. As it was originally enacted, the HFCAA applied only if the PCAOB's inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB's inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on November 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in PRC could cause investor uncertainty for affected SEC registrants, including us, and the market price of our common stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the next two years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our stock will not be permitted for trading on Nasdaq Capital Market either. Such a delisting would substantially impair your ability to sell or purchase our stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our stock. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Globally, organizations are encountering cybersecurity incidents with growing frequency, and the nature of these threats is becoming more sophisticated and constantly changing.We recognize the importance of developing, implementing and maintaining strong cybersecurity policies and processes to protect our information systems and the confidentiality, integrity, and accessibility and availability of our data.

Risk Management and Strategy

Managing Material Risks & Integrated Overall Risk Management

We have developed and maintained policies, procedures, and controls to mitigate material risks from cybersecurity threats, and assess and disclose information to investors concerning material cybersecurity incidents. Further, we have strategically integrated cybersecurity risk management into our broader risk management framework to promote awareness and attention to cybersecurity risk management company wide. These risks are evaluated on an ongoing basis as part of our overall risk management strategy that is monitored and tracked by our Risk and Information Security Committee, as well as through a separate cybersecurity assessment of the China IT platform opearated by our contractually controlled subsidiary, JiuGe Technology, which is required under PRC laws. The lead information technology manager (the "IT Manager") of JiuGe Technology oversees this assessment, which is performed by a third party hired by JiuGe Technology and includes some government oversight, called the Multi-Level Protection Scheme ("MLPS"), the objective of which is to protect data and information systems from security threats. The assessment stratifies IT systems based on the risk and severity of potential security breaches related to the data handled and assesses the effectiveness of the systems in safeguarding against cyber threats. The MLPS includes attributes such as physical security, network security, host security, application security, and data security. The final MLPS report is submitted to the appropriate authorities, and the IT Manager also reviews this report with our CFO.

Our CFO and the IT Manager report directly to the Risk and Information Security Committee to review the Company's information security and cybersecurity risks, including but not limited to, the MLPS report. Despite these efforts, no system is impenetrable, and we cannot provide assurances that we will prevent every attack or timely detect every incident.

Engage Third-parties on Cyber- Risk Management

The Company currently engages third parties in connection with our China cybersecurity annual assessment overseen by our IT Manager, which is driven by risk ranking and assessment. Cybersecurity considerations for operations outside of China, which includes a small proportion of core functions as well as administrative functions, are incorporated in the Company's overall risk assessment and will be considered in the overall SOX/controls management testing going forward when appropriate. Recognizing the importance of cybersecurity from both an operational and disclosure perspective, as well as the complexity and evolving nature of cybersecurity threats, we plans to revisit the link between China cybersecurity testing and FingerMotion's consolidated cybersecurity risk assessment and consider potential enhancements. FingerMotion will consider resource and capital constraints when determining the nature and timing of enhancing our cybersecurity infrastructure.

Overseeing Risks stemming from Third-Party Service Providers

We maintain comprehensive internal protocols to mitigate cybersecurity threats associated with our use of third party service providers. We are currently enhancing these protocols to further strengthen our defenses and reduce potential vulnerabilities.

Risks from Cybersecurity Threats

We do not currently identify any major cybersecurity threats that have materially affected or are reasonably likely to materially affect us (including our business strategy, results of operations, or financial condition).

Governance

Board of Directors Oversight

Our Board of Directors recognizes the importance of information security and mitigating cybersecurity and other data security threats and risks as part of our efforts to protect and maintain the confidentiality and security of our customers, employee and vendor information, as well as non-public information about our Company. Although our full Board of Directors has ultimate responsibility with respect to risk management oversight, the Risk and Information Security Committee of our Board of Directors is charged with and bears primary responsibility for, among other matters, overseeing risks specific to the identification and mitigation of cybersecurity risks.

Management's Role Managing Risk

The CFO and CEO play a pivotal role in informing the Risk and Information Security Committee on cybersecurity risks. The CFO will immediately notify the Risk and Information Security Committee and Board of Directors of any cybersecurity incident that is determined to be material. The CFO and CEO deliver focused updates to the Risk and Information Security Committee annually, or more frequently as needed, in response to specific incidents or emerging threats. These briefings encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;
- Status of ongoing cybersecurity initiatives and strategies;
- Incident reports and learnings from any cybersecurity events; and
- Compliance with regulatory requirements and industry standards.

As we progress in the assessment and enhancement of our cybersecurity program, we plan to consider the following areas for enhancement and incorporation into the cybersecurity risk management and governance program in the future:

- Oversight of Third-Party cybersecurity risk
- Engaging/ outsourcing Risk management Personnel
- Monitoring system/ procedures for cybersecurity incidents
- Reporting to Board of Directors regarding cybersecurity risks and incidents

Risk Management Personnel

Primary responsibility for assessing, monitoring, and managing our cybersecurity risks rests with the CEO, Mr. Martin Shen, and the CFO, Mr. Yew Hon Lee, working in close coordination with Mr. ShenJian, the IT Manager of our China Operations. Messrs. Shen and Lee have experience in overseeing IT Functions, including cybersecurity. Mr. ShenJian (the IT Manager) has 24 years of experience in technical work since graduating from Jiaotong University in June 2000 with a major in technology. His expertise is critical in designing, implementing, and executing our cybersecurity strategies. Our IT Manager oversees our governance programs in partnership with our CEO and CFO, oversees testing of our compliance with government standards in China, remediates known risks, and leads our employee training program around cybersecurity.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 111 Somerset Road, Level 3, Singapore, 238164. We do not own any real property.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we may from time to time become subject to legal proceedings and claims arising in connection with ongoing business activities. The results of litigation and claims cannot be predicted with certainty, and unfavorable resolutions are possible and could materially affect our results of operations, financial condition or cash flows. In addition, regardless of the outcome, litigation could have an adverse impact on us as a result of legal fees, the diversion of management's time and attention and other factors.

There are no matters as of February 29, 2024 that in the opinion of management might have a material adverse effect on our results of operations, financial condition or cash flows, or that are required to be disclosed under the rules of the SEC.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock began trading on the Nasdaq Capital Market on December 28, 2021 under the symbol "FNGR", and before that it traded on the OTCQX operated by OTC Markets Group Inc. under the symbol "FNGR". Trading volume in our shares may be sporadic and the price could experience volatility. The following table sets forth the high and low bid prices relating to our common stock for the periods indicated as quoted by the Nasdaq Capital Market. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not reflect actual transactions.

Quarter Ended	High Bid	Low Bid
February 29, 2024	$4.50	$2.05
November 30, 2023	$7.97	$3.88
August 31, 2023	$7.16	$1.30
May 31, 2023	$2.50	$1.01
February 28, 2023	$4.66	$1.39
November 30, 2022	$9.79	$0.62
August 31, 2022	$2.30	$0.83
May 31, 2022	$2.99	$1.24
February 28, 2022	$9.25	$2.03

On May 23, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.95 per share.

Transfer Agent for Common Shares

The Registrar and Transfer Agent for our shares of common stock is VStock Transfer, LLC located at 18 Lafayette Place, Woodmere, New York, U.S.A., 11598.

Holders of Common Shares

As of May 23, 2024, there were approximately 81 holders of record of our common stock as reported by our transfer agent, VStock Transfer, LLC, which does not include shareholders whose shares are held in street or nominee names.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to grant a dividend in kind of warrants to purchase shares of our common stock to holders of our common stock as previously disclosed, however, we intend to use the net proceeds from any offerings of our securities and our future earnings, if any, to finance the further development and expansion of our business and do not intend or expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness, and plans for expansion and restrictions imposed by lenders, if any.

Recent Sales of Unregistered Securities

Year Ended February 29, 2024

All sales of unregistered securities during the fiscal year ended February 29, 2024 have been previously reported.

Subsequent to the Year Ended February 29, 2024

On March 29, 2024, we issued 17,500 shares of our common stock at a deemed price of $2.80 per share to one entity pursuant to consulting agreements, dated February 27, 2023 and February 24, 2024. We relied upon the exemption from registration under the Securities Act provided by Rule 506(b) or Section 4(a)(2) of the Securities Act for the issuance of the shares to the entity that is a U.S. person.

Issuer Repurchases of Equity Securities

We did not repurchase any of our outstanding securities during the fiscal year ended February 29, 2024.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the Company's financial condition and results of operations contain forward-looking statements that involve risks, uncertainties and assumptions including, among others, statements regarding our capital needs, business plans and expectations. In evaluating these statements, you should consider various factors, including the risks, uncertainties and assumptions set forth in reports and other documents we have filed with or furnished to the SEC and, including, without limitation, this Annual Report on Form 10-K filing for the fiscal year ended February 29, 2024, including the consolidated financial statements and related notes contained herein. These factors, or any one of them, may cause our actual results or actions in the future to differ materially from any forward-looking statement made in this document. Refer to "Cautionary Note Regarding Forward-looking Statements" and Item 1A. Risk Factors.

Introduction

The following discussion summarizes the results of operations for each of our fiscal years ended February 29, 2024 and February 28, 2023 and our financial condition as at February 29, 2024 and February 28, 2023, with a particular emphasis on fiscal 2024, our most recently completed fiscal year.

Overview

The Company is a mobile data specialist company incorporated in Delaware, USA, with its head office located at 111 Somerset Road, Level 3, Singapore 238164. The Company operates the following lines of business: (i) Telecommunications Products and Services; (ii) Value Added Products and Services (iii) Short Message Services ("**SMS**") and Multimedia Messaging Services ("**MMS**"); (iv) a Rich Communication Services ("**RCS**") platform; (v) Big Data Insights; and (vi) a Video Games Division (inactive).

Telecommunications Products and Services

The Company's current product mix consisting of payment and recharge services, data plans, subscription plans, mobile phones, loyalty points redemption and other products bundles (i.e. mobile protection plans). Chinese mobile phone consumers often utilize third-party e-marketing websites to pay their phone bills. If the consumer connected directly to the telecommunications provider to pay his or her bill, the consumer would miss out on any benefits or marketing discounts that e-marketers provide. Thus, consumers log on to these e-marketer's websites, click into their respective phone provider's store, and "top up," or pay, their telecommunications provider for additional mobile data and talk time.

To connect to the respective mobile telecommunications providers, these e-marketers must utilize a portal licensed by the applicable telecommunication company that processes the payment. We have been granted one of these licenses by China United Network Communications Group Co., Ltd. ("**China Unicom**") and China Mobile Communications Corporation ("**China Mobile**"), each of which is a major telecommunications provider in China. We principally earn revenue by providing mobile payment and recharge services to customers of China Unicom and China Mobile.

We conduct our mobile payment business through JiuGe Technology, our contractually controlled affiliate through the entry into the VIE Agreements in October 2018. In the first half of 2018, JiuGe Technology secured contracts with China Unicom and China Mobile to distribute mobile data for businesses and corporations in nine provinces/municipalities, namely Chengdu, Jiangxi, Jiangsu, Chongqing, Shanghai, Zhuhai, Zhejiang, Shaanxi, Inner Mongolia, Henan and Fujian. In September 2018, JiuGe Technology launched and commercialized mobile payment and recharge services to businesses for China Unicom. In May 2021, JiuGe Technology signed a volume-based agreement with China Mobile Fujian to offer recharge services to the Fujian province which we have launched and commercialized in November 2021.

The JiuGe Technology mobile payment and recharge platform enables the seamless delivery of real-time payment and recharge services to third-party channels and businesses. We earn a rebate from each telecommunications company on the funds paid by consumers to the telecommunications companies we process. To encourage consumers to utilize our portal instead of using our competitors' platforms or paying China Unicom or China Mobile directly, we offer mobile data and talk time at a rate discounted from these companies' stated rates, which are also the rates we must pay to them to purchase the mobile data and talk time provided to consumers through the use of our platform. Accordingly, we earn income on the rebates we receive from China Unicom and China Mobile, reduced by the amounts by which we discount the mobile data and talk time sold through our platform.

FingerMotion started and commercialized its "Business to Business" ("**B2B**") model by integrating with various e-commerce platforms to provide its mobile payment and recharge services to subscribers or end consumers. In the first quarter of 2019 FingerMotion expanded its business by commercializing its first "Business to Consumer" ("**B2C**") model, offering the telecommunication providers' products and services, including data plans, subscription plans, mobile phones, and loyalty points redemption, directly to subscribers or customers of the e-commerce companies, such as PinDuoDuo ("**PDD**"), TMall ("**TMALL**") and JD.Com. The Company is planning to furtherexpand its universal exchange platform by setting up B2C stores on several other major e-commerce platforms in China. In addition to that, we have been assigned as one of China's Mobile's loyalty redemption partner where we will be providing the services for their customers via our platform.

 Additionally, as previously disclosed, on July 7, 2019, JiuGe Technology, our contractually controlled affiliate, entered into that certain Cooperation Agreement with China Unicom Yunnan, whereby JiuGe Technology is responsible for constructing and operating China Unicom's electronic sales platform through which consumers can purchase various goods and services from China Unicom, including mobile telephones, mobile telephone service, broadband data services, terminals, "smart" devices and related financial insurance. The Cooperation Agreement provides that JiuGe Technology is required to construct and operate the platform's webpage in accordance with China Unicom's specifications and policies, and applicable law, and bear all expenses in connection therewith. As consideration for the service JiuGe Technology provides under the Cooperation Agreement, it receives a percentage of the revenue received from all sales it processes for China Unicom on the platform. The Cooperation Agreement expires three years from the date of its signature with a yearly auto-renewal clause, which is currently in an auto-renewal period, but it may be terminated by (i) JiuGe Technology upon three months' written notice or (ii) by China Unicom unilaterally.

During the recent fiscal year, the Company expanded its offering under their telecommunication product and services by increasing their product line revenue streams. In March 2020, FingerMotion secured a contract with both China Mobile and China Unicom to acquire new users to take up the respective subscription plans.

In February 2021, we increased the mobile phones sales to end users using all of our platforms. This business will continue to contribute to the overall revenue for the group as part of our offering to our customers.

Value Added Product and Services

These are new product and services that the Company expects to secure and work with the telecommunication provider and all our e-commerce platform partners to market. In February 2022, our contractually controlled subsidiary, JiuGe Technology, through its 99% own subsidiary TengLian signed an agreement with both China Unicom and China Mobile to co-operate to roll out the Mobile Device Protection product which is incorporated into the Telecommunication subscription plans in line with their roll out of new mobile phones and new 5G phones. In mid-July 2022, we launched the roll out of the Mobile Device protection product with the roll out of the new mobile phones and 5G phones. . Complementing our hardware protection services, we have introduced the cloud services designed to offer corporate customers robust data storage, processing capabilities, and databases accessible via the internet.

SMS and MMS Services

On March 7, 2019, the Company through JiuGe Technology acquired Beijing Technology Co, a company in the business of providing mass SMS text services to businesses looking to communicate with large numbers of their customers and prospective customers. With this acquisition, the Company expanded into a second partnership with the telecom companies by acquiring bulk SMS and MMS bundles at reduced prices and offering bulk SMS services to end consumers with competitive pricing. Beijing Technology retains a license from MIIT to operate the SMS and MMS business in the PRC. Similar to the mobile payment and recharge business, Beijing Technology is required to make a deposit or bulk purchase in advance and has secured business customers, including premium car manufacturers, hotel chains, airlines and e-commerce companies, that utilize Beijing Technology's SMS integrated platform to send bulk SMS text messages monthly. Beijing Technology has the capability to manage and track the entire process, including guiding the Company's customer to meet MIIT's guidelines on messages composed, until the SMS messages have been delivered successfully.

Rich Communication Services

In March 2020, the Company began the development of an RCS platform, also known as Messaging as a Platform ("**MaaP**"). This RCS platform will be a proprietary business messaging platform that enables businesses and brands to communicate and service their customers on the 5G infrastructure, delivering a better and more efficient user experience at a lower cost. For example, with the new 5G RCS message service, consumers will have the ability to list available flights by sending a message regarding a holiday and will also be able to book and buy flights by sending messages. This will allow telecommunication providers like China Unicom and China Mobile to retain users on their systems, without having to utilize third party apps or log onto the Internet, which will increase their user retention. We expect this to open up a new marketing channel for the Company's current and prospective business partners. . Currently, the deployment of this RCS platform is under review, with discussion ongoing among government bodies, major service providers, and telecommunication companies. These deliberations aim to assess the potential market impacts and establish the necessary consents before the launch, considering the significant changes the platform may introduce to user interactions with existing services. The discussion seeks to ensure that all stakeholders' concerns are addressed comprehensively. Once these issues are resolved and the necessary approval is obtained, we anticipate a substantial enhancement in our service offerings and an expansion of our market reach.

Big Data Insights

In July 2020, the Company launched its proprietary technology platform "Sapientus" as its big data insights arm to deliver data-driven solutions and insights for businesses within the insurance, healthcare, and financial services industries. The Company applies its vast experience in the insurance and financial services industry and capabilities in technology and data analytics to develop revolutionary solutions targeted towards insurance and financial consumers. Integrating diverse publicly available information, insurance and financial based data with technology and finally registering them into the FingerMotion telecommunications and insurance ecosystem, the Company would be able to provide functional insights and facilitate the transformation of key components of the insurance value chain, including driving more effective and efficient underwriting, enabling fraud evaluation and management, empowering channel expansion and market penetration through novel product innovation, and more. The ultimate objective is to promote, enhance and deliver better value to our partners and customers.

The Company's proprietary risk assessment engine offers standard and customized scoring and appraisal services based on multi-dimensional factors. The Company has the ability to provide potential customers and partners with insights-driven and technology-enabled solutions and applications including preferred risk selection, precision marketing, product customization, and claims management (e.g., fraud detection). The Company's mission is to deliver the next generation of data-driven solutions in the financial services, healthcare, and insurance industries that result in more accurate risk assessments, more efficient processes, and a more delightful user experience.

On or around January 25, 2021, the Company's wholly owned subsidiary, Finger Motion Financial Company Limited's, big data analytic arm branded "Sapientus," entered into a services agreement with Pacific Life Re, a global life reinsurer serving the insurance industry with a comprehensive suite of products and services.

In December 2021, the Company through JiuGe Technology formed a collaborative research alliance with Munich Re in extending behavioral analytics to enhance understanding of morbidity and behavioral patterns in China market, with the goal of creating value for both insurers and the end insurance consumers through better technology, product offerings and customer experience.

Our Video Game Division

The video game industry covers multiple sectors and is currently experiencing a move away from physical games towards digital software. Advances in technology and streaming now allow users to download games rather than visiting retailers. Video game publishers are expanding their direct-to-consumer channels with mobile gaming, the current growth leader, and eSports and virtual reality gaining momentum as the next big sectors. In June 2018, we temporarily paused its publishing and operating plans for existing games, and the Company's Board of Directors decided to re-focus the Company's resources into new business opportunities in China, particularly the mobile phone payment and data business.

Recent Developments

On or about April 6, 2023, we eliminated our remaining convertible debt with our primary lender as a result of conversions by the primary lender and payment by us to the primary lender.

On April 28, 2023, we repaid in full the US$730,000 convertible note that was issued in favor of Dr. Liew Yow Ming on May 1, 2022.

On or about May 12, 2023, our contractually controlled subsidiary, JiuGe Technology signed a cooperation agreement with Migu Video Technology Co., Ltd. to start in-depth collaboration on overseas hardware and terminal business.

On July 28, 2023, we granted an aggregate of 2,648,500 stock options pursuant to our 2023 Stock Incentive Plan, each having an exercise price of $4.62 per Common Share and an expiry date of five years from the date of grant to 22 individuals who are employees of our subsidiaries and contractually controlled affiliate. Such stock options are subject to vesting provisions of 20% on the date of grant and 20% on each of the first, second, third and fourth anniversary of the date of grant.

On September 11, 2023, we entered into an At-The-Market Issuance Sales Agreement with Univest Securities, LLC (the "**Sales Agent**"), pursuant to which we may issue and sell, from time to time, Common Shares having an aggregate offering price of not more than $25,000,000 through the Sales Agent or any of its sub-agent(s) or other designees, acting as sales agent. Such Common Shares are registered pursuant to our shelf Registration Statement on Form S-3 (File No. 333-274456) filed on September 11, 2023, which was declared effective by the SEC on September 29, 2023.

On or around January 10, 2024, our contractually controlled subsidiary, JiuGe Technology, launched a new consumer application called "Da Ge" introducing subscribers to services such as car washing, detailing and maintenance, linking automobile owners with full service independent service stations.

On April 17, 2024, our contractually controlled subsidiary, JiuGe Technology, is entering into arrangements with certain electric vehicle ("EV") charging station providers in the PRC to allow EV owners who have subscribed to the Da Ge app to locate and charge their vehicles, which is expected to significantly expand Da Ge's usage.

Results of Operations

Year Ended February 29, 2024 Compared to Year Ended February 28, 2023

The following table sets forth our results of operations for the fiscal years ended February 29, 2024 and February 28, 2023:

	Year Ended February 29, 2024	Year Ended February 28, 2023
Revenue	$ 35,791,685	$ 34,054,205
Cost of revenue	$ (31,929,967)	$ (31,735,735)
Total operating expenses	$ (7,679,407)	$ (8,984,535)
Total other income (expenses)	$ 5,672	$ (872,772)
Net Loss attributable to the Company's shareholders	$ (3,757,519)	$ (7,539,142)
Foreign currency translation adjustment	$ (390,670)	$ (529,603)
Comprehensive loss attributable to the Company	$ (4,148,449)	$ (8,068,212)
Basic Loss Per Share attributable to the Company	(0.07)	(0.17)
Diluted Loss Per Share attributable to the Company	(0.07)	(0.17)

Revenues

The following table sets forth the Company's revenue from its three lines of business for the periods indicated:

	Year Ended February 29, 2024	Year Ended February 28, 2023	Change (%)
Telecommunication Products & Services	$ 32,790,946	$ 27,006,978	21%
SMS & MMS Business	$ 2,672,826	$ 6,609,727	-60%
Big Data	$ 327,913	$ 437,500	-25%
Total Revenue	*$ 35,791,685*	*$ 34,054,205*	*5%*

We recorded $35,791,685 in revenue for the year ended February 29, 2024, an increase of $1,737,480 or 5%, compared to the year ended February 28, 2023. This increase resulted from an increase in revenue of $5,783,968 from our Telecommunication Products & Services; offset in part by a decrease in revenue of $3,936,901 and $109,587 from our SMS & MMS business and Big Data business, respectively. We principally earn revenue by providing mobile payment and recharge services to customers of telecommunications companies in China. Specifically, we earn a negotiated rebate amount from the telecommunications companies for all monies paid by consumers to those companies that we process. The increase in this line of business primarily stemmed from the enhancement of mobile recharge services provided to the consumer base of our partnering telecommunication firms. Moreover, the overall revenue increase was also supported by ancillary services, notably our cloud-based business offerings. We foresee sustained growth for this segment as we strategize to allocate more resources in the near future. Contrastingly, our SMS and MMS business has reduced substantially as compared to the previous year. Changes in the government protocol for SMS and MMS distribution resulted in a significant decline in our revenue in this sector, compelling us to focus on our other business lines. However, it's imperative to note that we remain optimistic about the SMS and MMS business. It continues to hold significance in our broader financial picture, and we are actively re-evaluating our approach to adapt to these changes and uncover alternative avenues for growth within this segment. In shifting focus to our Big Data business in FY2021, we forged a valuable alliance with Pacific Life Re, a global life reinsurance serving the insurance industry with a comprehensive suite of products and services, to develop a holistic multi-faceted risk rating concept, leveraging the Company's proprietary approach to analytics by drawing data from novel sources and filtering them through advance algorithms with the ultimate goal to apply new insights generated from our predictive model to the traditional insurance industry. Building upon the successful implementation of the initial phase, Pacific Life Re proceeded with Phase 2 in the previous fiscal year. During the last quarter of FY2022, we established a collaborative research alliance with Munich Re in extending behavioral analytics to enhance understanding of morbidity and behavioral patterns in the Chinese market. The objective is to create value for both insurers and the end insurance consumers through technology advancements, improved product offerings and enhanced customer experiences. Following the successful execution of our joint initiatives with Munich Re, we are now in active discussion to develop a new partnership arrangement.

Cost of Revenue

The following table sets forth the Company's cost of revenue for the periods indicated:

	Year Ended February 29, 2024		Year Ended February 28, 2023	
Telecommunication Products & Services	$	29,384,841	$	25,327,090
SMS & MMS Business	$	2,545,126	$	6,408,645
Total Cost of Revenue	$	*31,929,967*	$	*31,735,735*

We recorded $31,929,967 in costs of revenue for the year ended February 29, 2024, an increase of $194,232 or 1%, compared to the year ended February 28, 2023. As previously mentioned, we principally earn revenue by providing mobile payment and recharge services to customers of telecommunications companies, subscription plans and mobile phone sales in China. To earn this revenue, we incur cost of the product, certain customer acquisition costs, including discounts to our customers and promotional expenses, which is reflected in our cost of revenue.

Gross profit

Our gross profit for the year ended February 29, 2024 was $3,861,718, an increase of $1,543,248 or 67%, compared to the year ended February 28, 2023. The substantial rise in gross profit was attributed to not only our increase in revenue but also to a strategic enhancement of our product mix within the Telecommunication Products & Services, most notably in our cloud-based business offerings. The refined focus on the product mix has been pivotal, as it comes with higher margins that significantly contribute to the improved gross profits. This strategic shift emphasizes our commitment to optimizing profitability, rather than pursuing revenue growth alone, ensuring a more sustainable and margin-focused business model.

Amortization & Depreciation

We recorded depreciation of $70,909 for fixed assets for the year ended February 29, 2024, an increase of $7,806 or 12%, compared to the year ended February 28, 2023.

General and Administrative Expenses

The following table sets forth the Company's general and administrative expenses for the periods indicated:

	Year Ended February 29, 2024		Year Ended February 28, 2023	
Accounting	$	160,402	$	124,409
Consulting	$	1,953,170	$	1,997,178
Entertainment	$	283,046	$	224,954
IT	$	98,979	$	68,099
Rent	$	142,033	$	134,742
Salaries & Wages	$	2,044,348	$	1,980,125
Stock Option Compensation Expenses	$	544,803	$	342,996
Technical Fee	$	131,886	$	97,526
Travelling	$	305,331	$	211,734
Others	$	919,483	$	493,350
Total G&A Expenses	*$*	*6,583,481*	*$*	*5,675,113*

We recorded $6,583,481 in general and administrative expenses for the year ended February 29, 2024, an increase of $908,368 or 16%, compared to the year ended February 28, 2023. The increase encompasses a range of costs integral to the Company's ongoing operational and administrative requirements. The expenses include, but are not limited to, regulatory filings, professional services fees, ongoing funding activities, and other costs associated with adhering to both domestic and international operational standards and requirements. This increase reflects our focus on strengthening governance and ensuring compliance, key to our growth and agility in the market.

Marketing Cost

The following table sets forth the Company's marketing cost for the periods indicated:

	Year Ended February 29, 2024	Year Ended February 28, 2023
Marketing Cost	$ 140,052	$ 430,291

We recorded $140,052 in marketing cost for the year ended February 29, 2024, a decrease $290,239 or 67% compared to the year ended February 28, 2023. These marketing costs were for our telecommunication products and services business. Marketing costs represent the costs of promoting our product offerings through all our platforms.

Research & Development

The following table sets forth the Company's research & development for the periods indicated:

	Year Ended February 29, 2024	Year Ended February 28, 2023
Research & Development – Big Data	$ 699,559	$ 797,549

 We recorded $699,559 in research & development for the year ended February 29, 2024, as compared to $797,549 for the year ended February 28, 2023. The decrease of $97,990 or 12% was due to the savings from data access and usage fees charged by telecommunications company.

Our Insurtech division focuses on consumer behavioral insights extraction for the purpose of risk assessment. Insights are mined from a multitude of data sources, harmonized with the objectives of our various business partners. The initial phase of business application is to focus on the insurance industry, particularly in the area of underwriting risk rating, complementary claims adjudication and assessment, and risk segmentation & market penetration.

This division comprises of experienced actuaries, data scientists, and computer programmers.

The expenses for research & development include associated wages and salaries, data access fees and IT infrastructure.

Over the course of 2023, Sapientus has made great strides on several fronts: market implementation, analytical advancement, and network engagement. These developments proceed in parallel with continued efforts to enrich our portfolio line-up towards fulfilling our commercialization potential and value creation objectives:

- Deployment of an analytic engine within the leading reinsurer's risk assessment and selection system.
  - Our rating models have been onboarded onto our partner's innovative digital solutions platform as an embedded component of their underwriting engine. Through this pilot adoption, we brought forward both integrative as well as complementary value through injecting new data-driven insights and risk-scoring capabilities into our partner's system. We believe this arrangement strategically positions Sapientus for further market recognition and partnership opportunities.
  - Currently, our rating models are being used by more than 20 major insurance companies, with increasing reach in terms of user base and business coverage as our reinsurer partner continues to actively engage more insurance clients and apply our model results across wider spectrums of product lines including medical and Critical Illness (CI) portfolios.

- Model enhancement through calibration against empirical data - We have deepened our analytic capabilities in generating risk insights and behavioral understanding through sharpening our proprietary modelling tools with empirical insurance claims data, in conjunction with our partner's medical as well as non-medical underwriting guidelines. The elevated intelligence of our system could empower our partners with a greater latitude of risk and value segmentation abilities critical for successful portfolio management.

- Strengthening of existing partnerships and broadening into new engagements -We continue to leverage our vast analytical assets and reinvent our capabilities to better serve existing partners as well as recruit new collaboration parties. As part of our new business and partner acquisition strategy, we have been actively developing and promoting new value propositions, such as offering proprietary analytic tools and insights that facilitate more effective sales profiling and creative product innovations, capturing a wider commercial audience.

- Official patent recognition – Over the past four years, Sapientus has been granted eight patents by the National Copyright Administration of China (NCAC) for the abovementioned model algorithms and technological infrastructure as well as insurance-oriented applications, for example, Risk Rating API Design, and Insurance Risk Assessment platform and Insurance Fraud Detection System. NCAC is the governing body for patent and copyright verification and approval in China. The Company's successful applications for these patents validate Sapientus' continuing innovation in data science and its application in the field of insurance, finance, and beyond, demonstrating the Company's active participation and contributions to the industry.

It is important to emphasize that our allocation to research and development is foundational to our technology-oriented operations. Our steadfast dedication to innovation remains undiminished, and we expect to persistently advance in our developmental endeavors to reinforce our technological edge.

Share Compensation Expenses

The following table sets forth the Company's share compensation expenses for the periods indicated:

	Year Ended February 29, 2024	Year Ended February 28, 2023
Share compensation expenses	$ 185,406	$ 2,018,479

We incurred fees of $185,406 in share issuance for consultants in consideration of the services which have been provided to the Company for the year ended February 29, 2024 as compared to $2,018,479 for the year ended February 28, 2023. The decrease of $1,833,073 or 91% was due to the reduced engagement of consultants to the Company that were compensated with shares of our common stock, which highlights our effort to minimize equity issuances as part of our broader financial strategy to optimize equity issuances. However, we will continue to employ equity compensation for consultants selectively, aligning with our strategic and financial objectives.

Operating Expenses

We recorded $7,679,407 in operating expenses for the year ended February 29, 2024 as compared to $8,984,535 in operating expenses for the year ended February 28, 2023. The decrease of $1,305,128 or 15% for the year ended February 29, 2024 is as set forth above.

Net Loss attributable to the Company's shareholders

The net loss attributable to the Company's shareholders was $3,757,519 for the year ended February 29, 2024 and $7,539,142 for the year ended February 28, 2023. The decrease in net loss attributable to the Company's shareholders of $3,781,623 or 50% resulted primarily from the higher gross profit and some reductions from the various expenses as discussed above.

Liquidity and Capital Resources

The following table sets out our cash and working capital as of February 29, 2024 and February 28, 2023:

	As at February 29, 2024	As at February 28, 2023
Cash reserves	$ 1,517,232	$ 9,240,241
Working capital	$ 11,971,003	$ 15,229,331

At February 29, 2024, we had cash and cash equivalents of $1,517,232 as compared to cash and cash equivalents of $9,240,241 at February 28, 2023. Our mobile payment business model necessitates periodic fund deposits with our telecommunication companies to obtain access to the mobile data and talk time we make available to consumers on our portal. Additionally, our expansion into the cloud-based business, which features a longer collection cycle, has led to an increase in accounts receivable and consequently, a greater strain on our liquidity. To manage these operational demands effectively, we have had to carefully monitor and manage our cash flows. The Company otherwise does not have any planned capital expenditures and has historically funded its operations from revenues and sales of securities, including convertible debt securities. We believe that our cash on hand and cash equivalents, coupled with our operating revenues, will sufficiently cover our projected operational needs and address our outstanding liabilities for the next 12 months. For more expansive growth, further enhancing our deposits with telecommunication entities will be crucial. In line with this, we intend to continue to seek additional capital through public or private sales of our equity or debt securities, or both. We might also enter into financing arrangements with commercial banks or non-traditional lenders. We cannot provide investors with any assurance that we will be able to raise additional funding from the sale of our equity or debt securities, or both, in order to increase our deposits with our telecommunications company clients, or if available, that such funding will be on terms acceptable to us.

We did, however, raise $840,000 through the exercise of warrants to purchase shares of our common stock, which transactions were exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**") during the year ended February 29, 2024.

Statement of Cashflows

The following table provides a summary of cash flows for the periods presented:

	Year Ended February 29, 2024	Year Ended February 28, 2023
Net cash used in operating activities	$ (8,203,947)	$ (8,614,133)
Net cash used in investing activities	$ (376)	$ (74,817)
Net cash provided by financing activities	$ (295,333)	$ 17,343,333
Effect of exchange rates on cash & cash equivalents	$ 776,647	$ 123,925
Net increase (decrease) in cash and cash equivalents	$ (7,723,009)	$ 8,778,308

Cash Flow used in Operating Activities

Net cash used in operating activities decreased by $410,186 in the year ended February 29, 2024 compared to the year ended February 28, 2023, primarily due to increase in accounts receivable of ($7,855,567) (2023: $3,100,387), increase in prepayment and deposit of ($1,507,836) (2023: ($1,074,983)), increase in other receivable of ($1,444,834) (2023: ($1,872,266)) and decrease in lease liability of ($6,802) (2023: ($2,212)) offset by increase in accounts payable of $5,126,949 (2023: ($3,237,152)) and increase in accrual and other payables of $495,042 (2023: ($527,489)).

Cash Flow used in Investing Activities

During the year ended February 29, 2024, investing activities decreased by $74,441 compared to the year ended February 28, 2023.

Cash Flow provided by Financing Activities

During the year ended February 29, 2024, net cash used by financing activities was $295,333 compared to net cash provided by financing activities of $17,343,333 during the year ended February 28, 2023. The decrease was primarily due to the repayment of convertible notes and a decrease in the sale of equity securities during the year.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Subsequent Events

Subsequent to February 29, 2024, we received subscriptions to purchase 310,000 shares of our common stock at $2.50 per share on a private placement basis. As of May 28, 2024, we have received $775,000 in subscription proceeds and expect to close the $2.50 private placement in the very near future.

Outstanding Share Data

At May 23, 2024, we have 52,712,850 issued and outstanding shares of common stock.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Variable interest entity

Pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 810, "Consolidation" ("ASC 810"), the Company is required to include in its consolidated financial statements, the financial statements of its variable interest entities ("VIEs"). ASC 810 requires a VIE to be consolidated if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which a company, through contractual arrangements, bears the risk of, and enjoys the rewards normally associated with ownership of the entity, and therefore the company is the primary beneficiary of the entity.

Under ASC 810, a reporting entity has a controlling financial interest in a VIE, and must consolidate that VIE, if the reporting entity has both of the following characteristics: (a) the power to direct the activities of the VIE that most significantly affect the VIE's economic performance; and (b) the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. The reporting entity's determination of whether it has this power is not affected by the existence of kick-out rights or participating rights, unless a single enterprise, including its related parties and de - facto agents, have the unilateral ability to exercise those rights. JiuGe Technology's actual stockholders do not hold any kick-out rights that affect the consolidation determination.

Through the VIE agreements disclosed in Note 1, the Company is deemed the primary beneficiary of JiuGe Technology. Accordingly, the results of JiuGe Technology have been included in the accompanying consolidated financial statements. JiuGe Technology has no assets that are collateral for or restricted solely to settle their obligations. The creditors of JiuGe Technology do not have recourse to the Company's general credit.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Certain Risks and Uncertainties

The Company relies on cloud-based hosting through a global accredited hosting provider. Management believes that alternate sources are available; however, disruption or termination of this relationship could adversely affect our operating results in the near term.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost and are amortized over 3-10 years. Similar to tangible property and equipment, the Company periodically evaluates identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company classifies its long-lived assets into: (i) computer and office equipment; (ii) furniture and fixtures, (iii) leasehold improvements, and (iv) finite–lived intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy, or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Company makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and the remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Company's business strategy and its forecasts for specific market expansion.

Accounts Receivable and Concentration of Risk

Accounts receivable, net is stated at the amount the Company expects to collect, or the net realizable value. The Company provides a provision for allowances that includes returns, allowances, and doubtful accounts equal to the estimated uncollectible amounts. The Company estimates its provision for allowances based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowances will change.

Lease

Operating and finance lease right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The right-of-use asset includes any lease payments made and lease incentives received prior to the commencement date. Operating lease right-of-use assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The right-of-use assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives of the assets. Estimated useful lives range from three to seven years. Land is classified as held for sale when management has the ability and intent to sell, in accordance with ASC Topic 360-45.

Earnings Per Share

Basic (loss) earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share.

FASB Accounting Standard Codification Topic 260 ("ASC 260"), "Earnings Per Share," requires that employee equity share options, non-vested shares and similar equity instruments granted to employees be treated as potential common shares in computing diluted earnings per share. Diluted earnings per share should be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be anti-dilutive. The Company uses the "treasury stock" method for equity instruments granted in share-based payment transactions provided in ASC 260 to determine diluted earnings per share. Antidilutive securities represent potentially dilutive securities which are excluded from the computation of diluted earnings or loss per share as their impact was antidilutive.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers ("ASC 606") beginning on January 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company's consolidated financial statements upon adoption of ASC 606.

The Company recognizes revenue from providing hosting and integration services and licensing the use of its technology platform to its customers. The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer (for licensing, revenue is recognized when the Company's technology is used to provide hosting and integration services); (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees is probable. We account for our multi-element arrangements, such as instances where we design a custom website and separately offer other services such as hosting, which are recognized over the period for when services are performed.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes" ("ASC 740"). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Non-controlling interest

Non-controlling interests held 1% of the shares of two of our subsidiaries are recorded as a component of our equity, separate from the Company's equity. Purchase or sales of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Recent Issued Accounting Pronouncements

The Company does not believe recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company as defined in Rule 12b-2 under the Exchange Act, the Company is not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINGERMOTION, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended February 29, 2024

(Expressed in U.S. Dollars)

Index to the Financial Statements



中正達會計師事務所
Centurion ZD CPA & Co.
Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.
香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室
Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FingerMotion, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FingerMotion, Inc. (the "Company") as of February 29, 2024 and February 28, 2023, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended February 29, 2024 and February 28, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for each of the two years in the period ended February 29, 2024 and February 28, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.
Hong Kong
May 29, 2024
We have served as the Company's auditor since 2017

PCAOB ID # 2769

FingerMotion, Inc.
Consolidated Balance Sheets

	February 29, 2024		February 28, 2023	
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,517,232	$	9,240,241
Accounts receivable		9,153,692		1,334,884
Prepayment and deposit		5,538,401		4,139,061
Other receivables		2,515,593		2,551,665
		18,724,918		17,265,851
Non-current Assets				
Equipment		45,706		78,098
Intangible assets		30,456		73,066
Right-of-use asset		13,734		130,109
		89,896		281,273
TOTAL ASSETS	$	18,814,814	$	17,547,124
LIABILITIES AND SHAREHOLDER'S DEFICIT				
Current Liabilities				
Accounts payable	$	5,153,359	$	27,371
Accrual and other payables		1,595,760		1,096,225
Stock subscription payables		—		60,000
Convertible notes payable, current portion		—		730,000
Lease liability, current portion		4,796		122,924
		6,753,915		2,036,520
Non-current Liabilities				
Convertible notes payable, non-current portion		—		2,533,333
Lease liability, non-current portion		—		4,971
		—		2,538,304
TOTAL LIABILITIES	$	6,753,915	$	4,574,824
SHAREHOLDERS' EQUITY				
Preferred stock, par value $0.0001 per share; Authorized 1,000,000 shares; issued and outstanding -0- shares.		—		—
Common Stock, par value $0.0001 per share; Authorized 200,000,000 shares; issued and outstanding 52,545,350 shares and 49,432,214 issued and outstanding at February 29, 2024 and February 28, 2023 respectively		5,254		4,943
Additional paid-in capital		40,292,778		37,406,415
Additional paid-in capital - stock options		1,037,276		632,664
Accumulated deficit		(28,448,833)		(24,691,314)
Accumulated other comprehensive income		(782,362)		(391,692)
Stockholders' equity before non-controlling interests		12,104,113		12,961,016
Non-controlling interests		(43,214)		11,284
TOTAL SHAREHOLDERS' EQUITY		12,060,899		12,972,300
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	18,814,814	$	17,547,124

FingerMotion, Inc.
Consolidated Statements of Operations

	Year Ended	
	February 29, 2024	February 28, 2023
Revenue	$ 35,791,685	$ 34,054,205
Cost of revenue	(31,929,967)	(31,735,735)
Gross profit	3,861,718	2,318,470
Amortization & depreciation	(70,909)	(63,103)
General & administrative expenses	(6,583,481)	(5,675,113)
Marketing cost	(140,052)	(430,291)
Research & development	(699,559)	(797,549)
Stock compensation expenses	(185,406)	(2,018,479)
Total operating expenses	(7,679,407)	(8,984,535)
Net loss from operations	(3,817,689)	(6,666,065)
Other income (expense):		
Interest income	62,646	52,015
Interest expense	(121,451)	(566,083)
Exchange rate gain (loss)	(1,857)	(776)
Other income	66,334	(357,928)
Total other income (expense)	5,672	(872,772)
Net Loss before income tax	$ (3,812,017)	$ (7,538,837)
Income tax expenses	—	—
Net Loss	$ ( )	$ (7,538,837)
Less: Net profit attributable to the non-controlling interest	(54,498)	305
Net loss attributable to the Company's shareholders	$ (3,757,519)	$ (7,539,142)
Other comprehensive income:		
Foreign currency translation adjustments	(390,670)	(529,603)
Comprehensive loss	$ (4,148,189)	$ (8,068,745)
Less: comprehensive income (loss) attributable to non-controlling interest	260	(533)
Comprehensive loss attributable to the Company	$ (4,148,189)	$ (8,068,212)
NET LOSS PER SHARE		
Loss Per Share - Basic	$ (0.07)	$ (0.17)
Loss Per Share - Diluted	$ (0.07)	$ (0.17)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY		
Loss Per Share - Basic	$ (0.07)	$ (0.17)
Loss Per Share - Diluted	$ (0.07)	$ (0.17)
Weighted Average Common Shares Outstanding - Basic	52,168,747	44,014,060
Weighted Average Common Shares Outstanding - Diluted	52,168,747	44,014,060

FingerMotion, Inc.
Consolidated Statement of Shareholders' Equity

	Common Stock		Capital Paid in Excess of Par Value	Additional Paid-in capital stock options	Accumulated Deficit	Accumulated Other Comprehensive Income	Stockholders' equity	Non-controlling interest	Total
	Shares	Amount							
Balance at March 1, 2023	49,432,214	4,943	37,406,415	632,664	(24,691,314)	(391,692)	12,961,016	11,284	12,972,300
Common stock issued for cash	280,000	28	839,972	—	—	—	840,000	—	840,000
Common stock issued for professional service	155,000	15	285,472	—	—	—	285,487	—	285,487
Execution of convertible notes	2,465,816	247	1,682,466	—	—	—	1,682,713	—	1,682,713
Cashless exercise of warrants	121,422	12	(12)	—	—	—	—	—	—
Deemed net-stock exercise of options	90,898	9	78,465	(78,474)	—	—	—	—	—
Additional paid-in capital - stock options	—	—	—	483,086	—	—	483,086	—	483,086
Accumulated other comprehensive income	—	—	—	—	—	(390,670)	(390,670)	—	(390,670)
Net (Loss)	—	—	—	—	(3,757,519)	—	(3,757,519)	(54,498)	(3,812,017)
Balance at February 29, 2024	52,545,350	5,254	40,292,778	1,037,276	(28,448,833)	(782,362)	12,104,113	(43,214)	12,060,899

	Common Stock		Capital Paid in Excess of Par Value	Additional Paid-in capital stock options	Accumulated Deficit	Accumulated Other Comprehensive Income	Stockholders' equity	Non-controlling interest	Total
	Shares	Amount							
Balance at March 1, 2022	42,627,260	4,263	21,730,941	356,328	(17,152,172)	137,911	5,077,271	10,979	5,088,250
Common stock issued for cash	3,077,500	308	12,019,692	—	—	—	12,020,000	—	12,020,000
Common stock issued for professional service	1,005,688	100	1,971,989	—	—	—	1,972,089	—	1,972,089
Execution of convertible notes	1,000,000	100	1,572,661	—	—	—	1,572,761	—	1,572,761
Cashless exercise of warrants	1,721,766	172	111,132	—	—	—	111,304	—	111,304
Additional paid-in capital - stock options	—	—	—	276,336	—	—	276,336	—	276,336
Accumulated other comprehensive income	—	—	—	—	—	(529,603)	(529,603)	—	(529,603)
Net (Loss)	—	—	—	—	(7,539,142)	—	(7,539,142)	305	(7,538,837)
Balance at February 28, 2023	49,432,214	4,943	37,406,415	632,664	(24,691,314)	(391,692)	12,961,016	11,284	12,972,300

FingerMotion, Inc.
Consolidated Statements of Cash Flows

	Year Ended	
	February 29, 2024	February 28, 2023
Net (loss)	$ (3,812,017)	$ (7,538,837)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Share based compensation expenses	730,209	2,361,475
Amortization and depreciation	70,909	63,103
Impairment of fixed assets	—	1,257
Cashless exercise of warrants	—	111,304
Change in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(7,855,567)	3,100,387
(Increase) decrease in prepayment and deposit	(1,507,836)	(1,074,983)
(Increase) decrease in other receivable	(1,444,834)	(1,872,266)
(Increase) decrease in inventories	—	1,280
Increase (decrease) in accounts payable	5,126,949	(3,237,152)
Increase (decrease) in accrual and other payables	495,042	(527,489)
Increase (decrease) in due to lease liability	(6,802)	(2,212)
Net Cash provided by (used in) operating activities	(8,203,947)	(8,614,133)
Cash flows from investing activities		
Purchase of equipment	(376)	(74,817)
Net cash provided by (used in) investing activities	(376)	(74,817)
Cash flows from financing activities		
Proceed form convertible notes	—	5,530,000
Repayment of convertible notes	(1,135,333)	(266,667)
Advances from stock subscription payable	—	60,000
Common stock issued for cash	840,000	12,020,000
Net cash provided by (used in) financing activities	(295,333)	17,343,333
Effect of exchange rates on cash and cash equivalents	776,647	123,925
Net change in cash	(7,723,009)	8,778,308
Cash at beginning of year	9,240,241	461,933
Cash at end of year	$ 1,517,232	$ 9,240,241
Major non-cash transactions:		
Execution of convertible note / Conversion of loan payables to shares	$ 1,682,713	$ 1,572,761
Supplemental disclosures of cash flow information:		
Interest paid	$ —	$ —
Taxes paid	$ —	$ —

Note 1 – Nature of Business and basis of Presentation

FingerMotion, Inc. fka Property Management Corporation of America (the "Company") was incorporated on January 23, 2014, under the laws of the State of Delaware. The Company then offered management and consulting services to residential and commercial real estate property owners who rent or lease their property to third-party tenants.

The Company changed its name to FingerMotion, Inc. on July 13, 2017, after a change in control. In July 2017 the Company acquired all of the outstanding shares of Finger Motion Company Limited ("FMCL"), a Hong Kong corporation that is an information technology company which specialize in operating and publishing mobile games.

Pursuant to the Share Exchange Agreement with FMCL, effective July 13, 2017 (the "Share Exchange Agreement", the Company agreed to exchange the outstanding equity stock of FMCL held by the FMCL Shareholders for shares of common stock of the Company. At the Closing Date, the Company issued 12,000,000 shares of common stock to the FMCL shareholders. In addition, the Company issued 600,000 shares to other consultants in connection with the transactions contemplated by the Share Exchange Agreement.

The transaction was accounted for as a "reverse acquisition" since, immediately following completion of the transaction, the shareholders of FMCL effectuated control of the post-combination Company. For accounting purposes, FMCL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of FMCL (i.e., a capital transaction involving the issuance of shares by the Company for the shares of FMCL). Accordingly, the consolidated assets, liabilities, and results of operations of FMCL became the historical financial statements of FingerMotion, Inc. and its subsidiaries, and the Company's assets, liabilities and results of operations were consolidated with FMCL beginning on the acquisition date. No step-up in basis or intangible assets or goodwill were recorded in this transaction.

As a result of the Share Exchange Agreement and the other transactions contemplated thereunder, FMCL became a wholly owned subsidiary of the Company. FMCL, a Hong Kong corporation, was formed in April 6, 2016.

On October 16, 2018, the Company through its indirect wholly-owned subsidiary, Shanghai JiuGe Business Management Co., Ltd. ("JiuGe Management"), entered into a series of agreements known as variable interest agreements (the "VIE Agreements") pursuant to which Shanghai JiuGe Information Technology Co., Ltd. ("JiuGe Technology") became JiuGe Management's contractually controlled affiliate. The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. The VIE Agreements include a Consulting Services Agreement, a Loan Agreement, a Power of Attorney Agreement, a Call Option Agreement, and a Share Pledge Agreement in order to secure the connection and commitments of JiuGe Technology.

On March 7, 2019, JiuGe Technology also acquired 99% of the equity interest of Beijing XunLian ("BX"), a subsidiary that provides bulk distribution of SMS messages for JiuGe customers at discounted rates.

Finger Motion Financial Company Limited was incorporated on January 24, 2020, and is 100% owned by FingerMotion, Inc. The company has been activated for the insurtech business during the last quarter of the fiscal year where the Big Data division secured its first contract and recorded revenue.

Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd. was incorporated on December 23, 2020, for the purpose of venturing into mobile phone sales in China. It is 99% owned by JiuGe Technology.

On February 5, 2021, JiuGe Technology disposed of its 99% owned subsidiary, Suzhou BuGuNiao Digital Technology Co., Ltd which was established to venture into R&D projects.

Note 2 - Summary of Principal Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Note 2 - Summary of Principal Accounting Policies (continued)

Variable interest entity

Pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 810, "Consolidation" ("ASC 810"), the Company is required to include in its consolidated financial statements, the financial statements of its variable interest entities ("VIEs"). ASC 810 requires a VIE to be consolidated if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which a company, through contractual arrangements, bears the risk of, and enjoys the rewards normally associated with ownership of the entity, and therefore the company is the primary beneficiary of the entity.

Under ASC 810, a reporting entity has a controlling financial interest in a VIE, and must consolidate that VIE, if the reporting entity has both of the following characteristics: (a) the power to direct the activities of the VIE that most significantly affect the VIE's economic performance; and (b) the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. The reporting entity's determination of whether it has this power is not affected by the existence of kick-out rights or participating rights, unless a single enterprise, including its related parties and de - facto agents, have the unilateral ability to exercise those rights. JiuGe Technology's actual stockholders do not hold any kick-out rights that affect the consolidation determination.

Through the VIE agreements disclosed in Note 1, the Company is deemed the primary beneficiary of JiuGe Technology. Accordingly, the results of JiuGe Technology have been included in the accompanying consolidated financial statements. JiuGe Technology has no assets that are collateral for or restricted solely to settle their obligations. The creditors of JiuGe Technology do not have recourse to the Company's general credit.

The following assets and liabilities of the VIE and VIE's subsidiaries are included in the accompanying consolidated financial statements of the Company as of February 29, 2024 and February 28, 2023:

Assets and liabilities of the VIE

	February 29, 2024	February 28, 2023
Current assets	$10,578,657	$ 6,706,994
Non-current assets	53,109	196,477
Total assets	$10,631,766	$ 6,903,471
Current liabilities	$ 9,654,896	$11,220,948
Non-current liabilities	—	4,971
Total liabilities	$ 9,654,896	$11,225,919

Assets and liabilities of the VIE Subsidiary

	February 29, 2024	February 28, 2023
Current assets	$ 4,826,781	$ 1,313,056
Non-current assets	6,088	7,304
Total assets	$ 4,832,869	$ 1,320,360
Current liabilities	$ 9,181,719	$ 219,724
Non-current liabilities	—	—
Total liabilities	$ 9,181,719	$ 219,724

Note 2 - Summary of Principal Accounting Policies (Continued)

Operating Result of VIE

	For the Year Ended February 29, 2024	For the Year Ended February 28, 2023
Revenue	$ 18,032,927	$ 17,278,300
Cost of revenue	(11,820,554)	(15,800,926)
Gross profit (loss)	$ 6,212,373	$ 1,477,374
Amortization and depreciation	(25,243)	(15,055)
General and administrative expenses	(2,193,054)	(2,177,107)
Marketing cost	(22,555)	(416,849)
Research & development	(316,479)	(391,151)
Total operating expenses	$ (2,557,331)	$ (3,000,162)
Profit (loss) from operations	$ 3,655,042	$ (1,522,788)
Interest income	62,078	51,545
Other income	69,781	69,966
Total other income (expense)	$ 131,859	$ 121,511
Tax expense	—	—
Net profit (loss)	$ 3,786,901	$ (1,401,277)

Operating Result of VIE Subsidiary

	For the Year Ended February 29, 2024	For the Year Ended February 28, 2023
Revenue	$ 15,199,260	$ 16,338,405
Cost of revenue	(20,109,413)	(15,934,808)
Gross profit (loss)	$ (4,910,153)	$ 403,597
Amortization and depreciation	(967)	(1,013)
General and administrative expenses	(335,575)	(328,113)
Marketing cost	(117,498)	(13,442)
Research & development	(82,488)	(82,874)
Total operating expenses	$ (536,528)	$ (425,442)
Profit (loss) from operations	$ (5,446,681)	$ (21,845)
Interest income	363	224
Other income	(3,447)	52,110
Total other income (expense)	$ (3,084)	$ 52,334
Tax expense	—	—
Net profit (loss)	$ (5,449,765)	$ 30,489

Note 2 - Summary of Principal Accounting Policies (Continued)

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Certain Risks and Uncertainties

The Company relies on cloud-based hosting through a global accredited hosting provider. Management believes that alternate sources are available; however, disruption or termination of this relationship could adversely affect our operating results in the near-term.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost and are amortized over 3-10 years. Similar to tangible property and equipment, the Company periodically evaluates identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company classifies its long-lived assets into: (i) computer and office equipment; (ii) furniture and fixtures, (iii) leasehold improvements, and (iv) finite – lived intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Company makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Company's business strategy and its forecasts for specific market expansion.

Accounts Receivable and Concentration of Risk

Accounts receivable, net is stated at the amount the Company expects to collect, or the net realizable value. The Company provides a provision for allowances that includes returns, allowances and doubtful accounts equal to the estimated uncollectible amounts. The Company estimates its provision for allowances based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowances will change.

Lease

Operating and finance lease right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The right-of-use asset includes any lease payments made and lease incentives received prior to the commencement date. Operating lease right-of-use assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The right-of-use assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Note 2 - Summary of Principal Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives of the assets. Estimated useful lives range from three to seven years. Land is classified as held for sale when management has the ability and intent to sell, in accordance with ASC Topic 360-45.

Earnings Per Share

Basic (loss) earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share.

FASB Accounting Standard Codification Topic 260 ("ASC 260"), "Earnings Per Share," requires that employee equity share options, non-vested shares and similar equity instruments granted to employees be treated as potential common shares in computing diluted earnings per share. Diluted earnings per share should be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be anti-dilutive. The Company uses the "treasury stock" method for equity instruments granted in share-based payment transactions provided in ASC 260 to determine diluted earnings per share. Antidilutive securities represent potentially dilutive securities which are excluded from the computation of diluted earnings or loss per share as their impact was antidilutive.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers ("ASC 606") beginning on January 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company's consolidated financial statements upon adoption of ASC 606.

The Company recognizes revenue from providing hosting and integration services and licensing the use of its technology platform to its customers. The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer (for licensing, revenue is recognized when the Company's technology is used to provide hosting and integration services); (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees is probable. We account for our multi-element arrangements, such as instances where we design a custom website and separately offer other services such as hosting, which are recognized over the period for when services are performed.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes" ("ASC 740"). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 2 - Summary of Principal Accounting Policies (Continued)

Non-controlling interest

Non-controlling interests held 1% of the shares of two of our subsidiaries are recorded as a component of our equity, separate from the Company's equity. Purchase or sales of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Recently Issued Accounting Pronouncements

The Company does not believe recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $28,448,833 and $24,691,314 as at February 29, 2024 and February 28, 2023 respectively, and had a net loss of $3,812,017 and $7,538,837 for the years ended February 29, 2024 and February 28, 2023, respectively.

The Company's continuation as a going concern depends on its ability to obtain additional financing to fund operations, implement its business model, and ultimately, attain profitable operations. The Company will need to secure additional funds through various means, including equity and debt financing or any similar financing. There can be no assurance that the Company can obtain additional equity or debt financing, if and when needed, on terms acceptable to the Company, or at all. Any additional equity or debt financing may involve substantial dilution to the Company's stockholders, restrictive covenants, or high interest costs. The Company's long-term liquidity also depends upon its ability to generate revenues and achieve profitability.

Note 4 - Revenue

We recorded $35,791,685 and $34,054,205 in revenue, respectively, for the years ended February 29, 2024 and February 28, 2023.

	For the Year Ended February 29, 2024	For the Year Ended February 28, 2023
Telecommunication Products & Services	$32,790,946	$27,006,978
SMS & MMS Business	2,672,826	6,609,727
Big Data	327,913	437,500
	$35,791,685	$34,054,205

Note 5 – Equipment

At February 29, 2024 and February 28, 2023, the company has the following amounts related to tangible assets:

	February 29, 2024	February 28, 2023
Equipment	$ 117,961	$ 120,996
Less: accumulated depreciation	(72,255)	(42,898)
Net equipment	$ 45,706	$ 78,098

No significant residual value is estimated for the equipment. Depreciation expense for the years ended February 29, 2024 and February 28, 2023 totaled $30,536 and $20,801, respectively.

Note 6 – Intangible Assets

At February 29, 2024 and February 28, 2023, the company has the following amounts related to intangible assets:

	February 29, 2024	February 28, 2023
Licenses	$ 200,000	$ 200,000
Mobile applications	204,684	212,128
	404,684	412,128
Less: accumulated amortization	(298,017)	(298,017)
Impairment of intangible assets	(76,211)	(41,045)
Net intangible assets	$ 30,456	$ 73,066

No significant residual value is estimated for these intangible assets. Amortization expense for the years ended February 29, 2024 and February 28, 2023 totaled $40,373 and $42,302, respectively.

Note 7 – Prepayment and Deposit

Prepaid expenses consist of the deposit pledge to the vendor for stock credits for resale. Our current vendors are China Unicom and China Mobile for our Telecommunication Products & Services business and our SMS & MMS business. Deposits include payments placed into the e-commerce platforms where we offer our products and services. The platforms are PinDuoDuo, Tmall, and JD.com.

	February 29, 2024	February 28, 2023
Telecommunication Products & Services		
Deposit Paid / Prepayment	$ 5,062,728	$ 2,492,795
Others prepayment	345,868	1,047,631
Prepayment and deposit	$ 5,408,596	$ 3,540,426

	February 29, 2024	February 28, 2023
SMS & MMS Business		
Deposit Paid / Prepayment	$ 129,805	$ 598,635
Prepayment and deposit	$ 129,805	$ 598,635

Note 8 – Other Receivables

	February 29, 2024	February 28, 2023
Other receivables represent:		
Advances to suppliers	$ 1,491,348	$ 1,082,636
In-transit capital injection for a subsidiary	—	720,979
Security deposit	1,015,489	154,202
Others	8,756	593,848
	$ 2,515,593	$ 2,551,665

Note 9 – Right-of-use Asset and Lease Liability

The Company has entered into lease agreements with various third parties. The terms of operating leases are one to two years. These operating leases are included in "Right-of-use Asset" on the Company's Consolidated Balance Sheet and represent the Company's right to use the underlying asset for the lease term. The Company's obligation to make lease payments are included in "Lease liability" on the Company's Consolidated Balance Sheet. Additionally, the Company has entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on the Company's Consolidated balance sheet. All operating lease expense is recognized on a straight-line basis over the lease term in the year ended February 29, 2024.

Information related to the Company's right-of-use assets and related lease liabilities were as follows:

	February 29, 2024	February 28, 2023
Right-of-use asset		
Right-of-use asset, net	$ 13,734	$ 130,109
Lease Liability		
Current lease liability	$ 4,796	$ 122,924
Non-current lease liability		4,971
Total lease liability	$ 4,796	$ 127,895

Remaining lease term and discount rate	February 29, 2024
Weighted-average remaining lease term	1 month
Weighted-average discount rate	4.75%

Commitments

The following table summarizes the future minimum lease payments due under the Company's operating leases as of February 29, 2024:

2024	$ 4,815
Thereafter	—
Less: imputed interest	(19)
	$ 4,796

Note 10 – Convertible Notes Payable

A Note Payable having a Face Value of $730,000 on May 1, 2022 and accruing interest at 20% is due on April 30, 2023. The note is convertible anytime from the date of issuance into $0.0001 par value Common Stock at $4.00 per share.

On April 28, 2023, the Company repaid the Note Payable of $730,000.

Note 11 - Common Stock

On March 17, 2023, the Company issued 2,465,816 shares of common stock at price of $0.863 per share to our primary lender pursuant to the conversion of $2,128,000 of principal amount of the Note issued to our primary lender on August 9, 2022.

On April 18, 2023, the Company issued 20,000 shares of common stock at a price of $3.00 per share pursuant to the exercise of warrants.

On April 24, 2023, the Company issued 70,000 shares of our common stock at a deemed price of $1.64 per share to one entity pursuant to a consulting agreement.

On July 17, 2023, the Company issued 121,422 shares of our common stock at a deemed price of $1.75 per share to The Benchmark Company, LLC ("Benchmark") pursuant to the cashless exercise of warrants.

On August 3, 2023, the Company issued 260,000 shares of our common stock at a price of $3.00 per share to three individuals pursuant to the exercise of warrants.

Note 11 - Common Stock (continued)

On August 3, 2023, the Company issued 12,500 shares of our common stock at a deemed price of $2.47 per share to one entity pursuant to a consulting agreement.

On September 5, 2023, the Company issued 2,500 shares of our common stock at a deemed price of $2.47 per share to one entity pursuant to a consulting agreement and issued 70,000 shares of our common stock at a deemed price of $1.64 per share to one entity pursuant to a consulting agreement.

On September 14, 2023, two officers of the Company exercised an aggregate of 180,400 stock options on a deemed net-stock exercise basis resulting in the issuance of an aggregate of 90,898 shares of our common stock and the forfeiture of 89,502 stock options to the Company.

As of February 29, 2024, and February 28, 2023, there were 52,545,350 and 49,432,214 shares of the Company's common stock issued and outstanding, and none of the preferred shares were issued and outstanding.

Stock Purchase Warrants

A continuity schedule of outstanding stock purchase warrants as at February 29, 2024, and the changes during the periods, is as follows:

	Number of Warrants		Weighted Average Exercise Price
Balance, February 28, 2023	2,287,480	$	3.32
Exercised	(20,000)	$	3.00
Expired	(188,500)	$	2.00
Exercised	(260,000)	$	3.00
Expired	(1,137,668)	$	3.00
Cashless Exercised	(168,000)	$	1.75
Balance, February 29, 2024	513,312	$	5.21

On April 18, 2023, the Company received $60,000 from the exercise of warrants for the purchase of 20,000 shares of common stock of the Company at a price of $3.00 per share from 1 individual.

On April 19, 2023, 188,500 stock purchase warrants having an exercise price of $2.00 per share expired.

On July 13, 2023, the Company received $780,000 from the exercise of warrants for the purchase of 260,000 shares of common stock of the Company at a price of $3.00 per share from three individuals.

On July 13, 2023, 1,137,668 stock purchase warrants having an exercise price of $3.00 per share expired.

On July 17, 2023, Benchmark exercised 168,000 warrants on the cashless exercise basis resulting in the issuance of 121,422 shares of common stock.

A summary of stock purchase warrants outstanding and exercisable as at February 29, 2024 is as follows:

Exercise Price	Number of Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$ 5.00	350,000	0.56	September 19, 2024
$ 8.22	28,312	1.68	November 4, 2025
$ 6.70	10,000	1.73	November 21, 2025
$ 5.00	125,000	0.59	October 1, 2024
$ 5.21	513,312		

Stock Options

On December 28, 2021, the Company granted an aggregate of 4,545,000 stock options pursuant to the Company's 2021 Stock Incentive Plan having an exercise price of $8.00 per share and an expiry date of five years from the date of grant to 40 individuals who were directors, officers, employees and consultants of the Company. We relied upon the exemption from registration under the U.S. Securities Act provided by Rule 903 of Regulation S promulgated under the U.S. Securities Act for the grant of stock options to individuals who are non-U.S. persons and upon the exemption from registration under Section 4(a)(2) of the U.S. Securities Act for two individuals who are U.S. persons. The stock options are all subject to vesting provisions of 20% on the date of grant and 20% on each of the first, second, third, and fourth anniversary of the date of grant. At our annual meeting of stockholders held on February 17, 2023, the stockholder approved an amendment to the exercise price of the outstanding stock options from $8.00 to $3.84. The strike price adjustment did not affect the fair value.

The fair value of these stock options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

	February 29, 2024	February 28, 2023
Expected Risk-Free Interest Rate	1.06%	1.06%
Expected Volatility	15.27%	15.27%
Expected Life in Years	5.0	5.0
Expected Dividend Yield	—	—
Weighted-Average Grant Date Fair Value	$ 6.46	$ 6.46

On July 28, 2023, the Company granted an aggregate of 2,648,500 stock options pursuant to the Company's 2023 Stock Incentive Plan having an exercise price of $4.62 per share and an expiry date of five years from the date of grant to 22 individuals who were employees and consultants of the Company's subsidiaries and contractually controlled affiliate. The stock options are all subject to vesting provisions of 20% on the date of grant and 20% on each of the first, second, third and fourth anniversary of the date of grant.

The fair value of these stock options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

	February 29, 2024	February 28, 2023
Expected Risk-Free Interest Rate	5.37%	
Expected Volatility	25.48%	
Expected Life in Years	5.0	
Expected Dividend Yield	—	—
Weighted-Average Grant Date Fair Value	$ 4.58	$

A continuity schedule of outstanding stock options as at February 29, 2024, and the changes during the period, is as follows:

	Number of Stock Options	Exercise Price
Balance, February 28, 2022	4,545,000	$ 3.84
Cancelled/Forfeited	(974,000)	3.84
Balance, February 28, 2923	3,571,000	$ 3.84
Stock Options Grant – July 28, 2023	2,648,500	4.62
Exercised	(180,400)	$ 3.84
Balance, February 29, 2024	6,039,100	4.18

Stock Options (continued)

The table below sets forth the number of issued shares and cash received upon exercise of stock options:

	February 29, 2024	February 28, 2023
Number of Options Exercised on Forfeiture Basis	89,502	—
Number of Options Exercised on Cash Basis	—	—
Total Number of Options Exercised	89,502	—
Number of Shares Issued on Cash Exercise	—	—
Number of Shares Issued on Forfeiture Basis	90,898	—
Total Number of Shares Issued Upon Exercise of Options	90,898	—
Cash Received from Exercise of Stock Options	$ —	$ —
Total Intrinsic Value of Options Exercised	$ —	$ —

A continuity schedule of outstanding unvested stock options at February 29, 2024, and the changes during period, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
Balance, February 28, 2023	2,142,600	$ 6.46
Stock Options Grant – July 28, 2023	2,648,500	$ 4.58
Vested – July 28, 2023	(529,700)	$ 4.58
Vested – December 28, 2023	(714,200)	$ 6.46
Balance, February 29, 2024	3,547,200	$ 5.34

As at February 29, 2024, the aggregate intrinsic value of the outstanding stock options granted on 28 December 2021 was estimated at $0 as the current price as of February 29, 2024 is $2.67 which is lower than the strike price while the aggregate intrinsic value of the outstanding stock options granted on July 28, 2023 is $0 as the current price as of February 29, 2024 is lower than the strike price.

A summary of stock options outstanding and exercisable as at February 29, 2024 is as follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Outstanding at February 29, 2024	Exercise Price	Weighted Average Remaining Contractual Term (Years)	Exercisable at February 29, 2024	Exercise Price	Weighted Average Remaining Contractual Term (Years)
$7.00 to $9.00	3,390,600	$ 3.84	3.83	1,962,200	$ 3.84	1.83
$4.00 to $5.00	2,648,500	$ 4.62	3.42	529,700	$ 4.62	3.42
	6,039,100			2,491,900		

Note 12 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	For the years ended	
	February 29, 2024	February 28, 2023
Numerator - basic and diluted		
Net Loss	$ (3,812,017)	$ (7,538,837)
Denominator		
Weighted average number of common shares outstanding — basic	52,168,747	44,014,060
Weighted average number of common shares outstanding — diluted	52,168,747	44,014,060
Loss per common share — basic	$ (0.07)	$ (0.17)
Loss per common share — diluted	$ (0.07)	$ (0.17)

Note 13 - Income Taxes

The Company and its subsidiaries file separate income tax returns.

The United States of America

FingerMotion, Inc. is incorporated in the State of Delaware in the U.S. and is subject to a U.S. federal corporate income tax of 21%. The Company generated a taxable loss for the years ended February 29, 2024 and February 28, 2023.

Hong Kong

Finger Motion Company Limited is incorporated in Hong Kong and Hong Kong's profits tax rate is 16.5%. Finger Motion Company Limited did not earn any income that was derived in Hong Kong for the years ended February 29, 2024 and February 28, 2023.

The People's Republic of China (PRC)

JiuGe Management, JiuGe Technology, Beijing XunLian and Shanghai TengLian JiuJiu were incorporated in the People's Republic of China and subject to PRC income tax at 25%.

Income tax mainly consists of foreign income tax at statutory rates and the effects of permanent and temporary differences. The Company's effective income tax rates for the years ended February 29, 2024 and February 28, 2023 are as follows:

	For the years ended	
	February 29, 2024	February 28, 2023
	(unaudited)	(unaudited)
U.S. statutory tax rate	21.0%	21.0%
Foreign income not registered in the U.S.	(21.0%)	(21.0%)
PRC profit tax rate	25.0%	25.0%
Changes in valuation allowance and others	(25.0%)	(25.0%)
Effective tax rate	0.0%	0.0%

Note 13 - Income Taxes (continued)

At February 29, 2024 and February 28, 2023, the Company has a deferred tax asset of $939,380 and $1,884,786, resulting from certain net operating losses in U.S., respectively. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those net operating losses are available. The Company considers projected future taxable income and tax planning strategies in making its assessment. At present, the Company concludes that it is more-likely-than-not that the Company will be able to realize all of its tax benefits in the near future and therefore a valuation allowance has been provided for the full value of the deferred tax asset. A valuation allowance will be maintained until sufficient positive evidence exists to support the reversal of any portion or all of the valuation allowance. At February 29, 2024 and February 28, 2023, the valuation allowance was $939,380 and $1,884,786, respectively.

	February 29, 2024	February 28, 2023
	(unaudited)	
Deferred tax asset from operating losses carry-forwards	$ 939,380	$ 1,884,786
Valuation allowance	(939,380)	(1,884,786)
Deferred tax asset, net	$ —	$ —

Note 14 - Commitments and Contingencies

Legal proceedings

The Company is not aware of any material outstanding claim and litigation against it.

Note 15 – Subsequent Events

Subsequent to February 29, 2024, the Company received subscriptions to purchase 310,000 shares of its common stock at $2.50 per share on a private placement basis. As of May 28, 2024, the Company has received $775,000 in subscription proceeds.

Except for the above, the Company has determined that it does not have any other material subsequent events to disclose in these consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We did not have any disagreements on accounting and financial disclosures with our present accounting firm during the reporting period.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on such evaluation of our disclosure controls and procedures as of February 29, 2024, our Chief Executive Officer and Chief Financial Officer concluded that due to the existence of material weaknesses in our internal controls over financial reporting, as discussed in more detail below, our disclosure controls and procedures were not effective as of February 29, 2024. Management has continued to monitor the implementation of the remediation plan described below.

Management's annual report on internal control over financial reporting

Management of FingerMotion, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting ("**ICFR**") is designed under the supervision of our Chief Executive Officer, acting in the capacity of principal executive officer, and our Chief Financial Officer, acting in the capacity of principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, or GAAP. The Company's ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies.

Our management, including our principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of February 29, 2024 in accordance with the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "**COSO Framework**").

Based on this assessment, Management concluded that certain aspects of the Company's internal control over financial reporting as of February 29, 2024, were not effective.

A material weakness, as defined in standards established pursuant to the Sarbanes-Oxley Act, is a deficiency or combination of deficiencies in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement or our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The ineffectiveness of our internal control over financial reporting was due to the following material weakness, which also existed as of February 28,2023:

- We have limited segregation of duties and oversight of work performed as well as lack of compensating controls in the Company's finance and accounting functions due to limited personnel. As a result, segregation of all conflicting duties may not always be possible and may not be economically feasible. Furthermore, we cannot provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals.

Management's Plan to Remediate the Material Weaknesses:

Management has taken significant steps towards remediation of these material weaknesses in 2023 and has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, validated, and operating effectively. The remediation actions include:

- Management has documented a complete set of controls incorporating segregation of duties, separate individuals performing and reviewing controls, and proper authorization and segregation of duties around payments and expenditures in 2023. Management has implemented most of these controls in 2023 and will complete implementation in 2024.
- Management has implemented corporate governance policies and charters that will further align the Company's governance procedures with the requirements noted in the Sarbanes-Oxley Act, including a Codes of Business Conduct and Ethics, which reflects the overall corporate principles, policies and values that provides overall guidance for our control procedures.

Management will consider this deficiency fully remediated after the controls are tested and are deemed to be operating effectively for an appropriate number of contiguous consecutive periods.

Remediation Of Material Weaknesses in Internal Control over Financial Reporting

The Company had previously reported that, as of February 28, 2023, it had identified the following material weakness in its internal control over financial reporting:

- We did not have written documentation of our internal control policies and procedures. Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act, which is applicable to us as a reporting company subject to the Exchange Act of 1934.

During the year ended February 29, 2024, the Company has taken corrective action and/or placed in operation, steps to address the material weakness described above. Over the course of the year, and concluding in the fourth quarter, management finalized a complete set of risk-based process and control narratives and presented these to the Audit Committee and Board of Directors. These narratives were reviewed by senior management, and will be subject to continued oversight by the Audit Committee of our Board of Directors going forward.

Based on the corrective actions described above, it is Management's conclusion the material weakness noted above that existed as of February 28, 2023 has been remediated.

Notwithstanding the assessment that our ICFR was not effective as of February 29, 2024 and that there is a material weaknesses as identified herein, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the period covered thereby in all material respects. We are committed to continuing to improve our internal control processes and we are undertaking measures to remediate the material weaknesses we have identified and generally strengthen our internal control over financial reporting. We will also continue to further review, optimize, and enhance our financial reporting controls and procedures. These material weaknesses will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. The attestation report by our registered public accounting firm was not required pursuant to rules of the SEC that permit us to provide only our management's report on internal control over financial reporting.

Changes in internal control over financial reporting

Except for the remediation procedures being implemented by the Company as described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter of our fiscal year ended February 29, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During our fourth quarter ended February 29, 2024, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

The independent registered public accounting firm for the Company for this Annual Report on Form 10-K and in respect of the audit report for the financial statements included in this Form 10-K has been identified by the Public Company Accounting Oversight Board ("PCAOB") as being a PCAOB registered public accounting located in a foreign jurisdiction and that the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. This identification was made in the PCAOB's "Board Determinations under the Holding Foreign Companies Accountable Act ("HFCAA") (15 U.S.C. §§7214(i), 7214a) ("PCAOB Report").

During our fiscal year 2022, on June 30, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our Annual Report on Form10-K for the fiscal year ended February 28, 2022. In the case of Company's independent registered public accounting firm, Centurion ZD CPA & Co., it is based in Hong Kong SAR and listed in the PCAOB Report as being a Hong Kong SAR based, PCAOB-registered public audit firm. The PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB's December 16, 2021 determinations, pertaining to the audit report which was issued from our auditor for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate public audit firms in China and Hong Kong SAR for the first time. Thus, the PCAOB board issued a HFCAA determination report that vacated its December 16, 2021 determinations and removed China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. As originally enacted, the HFCAA required the SEC to initially prohibit trading in the securities of an issuer that is a Commission-identified issuer for three consecutive years. On December 29, 2022, the President signed into law the Consolidated Appropriations Act 2023, which, among other things, amends the HFCAA to reduce this timeframe from three consecutive years to two consecutive years. On December 18, 2022, the SEC announced that due to the December 15, 2022 action by the PCAOB, and until such time as the PCAOB issues any new determination, there are no SEC-reporting companies at risk of having their securities subject to a trading prohibition under the HFCAA. As such, as of the date of this filing of this Annual Report on Form 10-K, the Company is not a Commission Identified Issuer under the HFCAA and is not subject to having its Common Stock delisted under HFCAA.

As of the date of this Annual Report on Form 10-K, we have no awareness or belief that any governmental entity in the foreign jurisdiction of incorporation or organization owns shares of our capital stock. Similarly, no official from the Chinese government or Hong Kong SAR serves as a board member or officer within our Company or its operating subsidiaries. Our certificate of incorporation, as amended, does not contain any provisions known to include charter or charter provisions of the Chinese Communist Party. Based on the absence of a Schedule 13D or 13G filing by any such governmental entity, the lack of material contracts with foreign governmental parties, and the absence of foreign government representation on our Board, we have determined that no governmental entity in mainland China or Hong Kong has the power to direct or control our management, policies or possess a controlling financial interest.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our Company, please see the Supplemental Submission pursuant to Item 9C(a) of Form 10-K furnished as Exhibit 99.1 to this Annual Report on Form 10-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

All FingerMotion directors hold office until the next annual general meeting of the shareholders unless his office is earlier vacated in accordance with our Articles or he becomes disqualified to act as a director. FingerMotion officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

FingerMotion executive officers and directors and their respective ages as of the date of this report are as follows:

Name and Position	Age	Principal Occupation and Positions Held During the Last Five Years
Martin J. Shen *CEO*	53	CEO of FingerMotion, Inc. (Dec. 1, 2018 to present); Founder of Imperial Distributors (formerly AP Martin Pharmaceutical Supplies Ltd.) (July 1, 2014 to Dec. 1, 2018); and CFO and COO of Wales and Son Industrial (later named Weir Minerals) (July 2004 to June 2014).
Yew Hon Lee *CFO*	54	CFO of FingerMotion, Inc. (Dec. 11, 2020 to present); CFO of Cubinet Interactive Group of Companies (2006 to November 2020).
Hsien Loong Wong *Director*	48	Former CEO and CFO of FingerMotion, Inc. (April 2017 to Nov. 30, 2018); Real Estate and Logistics professional in Singapore (2008 to present); Director of property at Big Box Singapore Pte. Ltd. (Dec. 2012 to Sept. 2017).
Yew Poh Leong *Director*	69	Director of FingerMotion, Inc. (Dec. 1, 2018 to present); Group CEO at Radinace Hospitality Group (Jan. 2005 to Dec. 2014); and Director of Strategic Projects for Keppel T&T (Jan. 2001 to Dec. 2002).
Michael Chan *Director*	60	Director of FingerMotion, Inc. (April 6, 2018 to present); Managing Director of Asia Pacific, Asset Servicing at Bank of New York Mellon (2007 to 2016); Head of Business Development, Asia Pacific, State Street Bank & Trust Co. (1994 to 2007).
Eng Ho Ng *Director*	70	Director of FingerMotion, Inc. (Dec. 11, 2020 to present); Non-Executive Chairman of ZWEEC Analytics Pte Ltd. (Feb 2020 to present); Director of TNG Fintech Group (Jan 2018 to present).
Li Li *Legal Representative and General Manager of JiuGe Technology*	44	Legal Representative and General Manager of JiuGe Technology (Jan. 2018 to present); Advisor to Shenzhen WuYiKa Technology Co., Ltd. (Jan. 2017 to Dec. 2017); Vice President of Shanghai JiaPinMi Information Technology Co., Ltd. (July 2015 to Dec. 2016)

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed, and including other directorships held in reporting companies.

Martin J. Shen - Mr. Shen was appointed our Chief Executive Officer and Chief Financial Officer on December 1, 2018. He has nearly 15 years of experience in senior management roles in entrepreneurial startups as well as large multinational corporations. In those roles, he acquired wide-ranging expertise in corporate management, financial oversight and operational administration. Most recently, Mr. Shen founded Imperial Distributors (formerly AP Martin Pharmaceutical Supplies Ltd.) in 2014, establishing the company as the preferred choice for providing distributional support to regional pharmacies throughout Western Canada. His leadership duties as founder and senior vice-president included overseeing all aspects of operations, including managing legal and regulatory compliance issues. They covered ensuring compliance with Health Canada requirements as well as all relevant federal, provincial and municipal legislation. He also led the finance department, building a sound foundation for the accounting function and leveraging his extensive experience in public accounting to guide the acquisition of two companies in Alberta.

Prior to Imperial, Mr. Shen served as Chief Operating Officer and Chief Financial Officer at Wales and Son Industrial (later re-named Weir Minerals) from 2004 to 2014. The firm specializes in the global delivery of, and support for, mining slurry equipment solutions including pumps, hydrocyclones, rubber and wear resistant linings. Sectors served include mining and mineral processing, energy and general industry. As COO and CFO of Wales and Son Industrial, Mr. Shen directed all financial and internal operational activities. This included financial statement preparation and tax filings, banking arrangements, executive compensation and share purchase agreements. He was also responsible for the analysis of monthly results and financial statements and reconciliations to Group head office.

Mr. Shen began his career at PricewaterhouseCoopers in the tax department in Singapore and the audit and advisory group in Hong Kong. As a Tax Manager, he consulted with tax departments of multinational corporations, including Raytheon and Exxon, to provide tax saving mechanisms and future tax planning strategies. Mr. Shen also conducted tax conferences and seminars for current and potential clients to provide overview of tax planning scenarios. He served at PricewaterhouseCoopers from 1994 to 2004. Mr. Shen also spent several years in PwC Vancouver, auditing major Canadian companies and in the process building his expertise in financial management, compliance and financial statement reporting. A US Certified Public Accountant, he holds a BSc from the University of British Columbia.

Mr. Shen devotes approximately 100% of his time to the Company.

Yew Hon Lee - Mr. Lee was appointed as the CFO of the Company on December 11, 2020. He was the CFO of Cubinet Interactive Group of Companies ("**Cubinet**") from 2006 to November 2020. He was one of the pioneers that started an online game publishing company. In his tenure, he was instrumental in leading Cubinet and building teams across the South East Asia region setting up all the financial processes within a short span of time. In 2011, Mr. Lee took on the additional role as the COO, Middle East and Russia, establishing new strategic partnerships. Prior to joining Cubinet, in 2001, Mr. Lee was employed by Trisilco IT Sdn Bhd as the Finance Manager overseeing the entire spectrum of the Finance and HR functions. In 2005, Mr. Lee took on the role of General Manager managing the entire operations of Trisilco from Finance, HR, Sales & Operations. Trisilco is an IT company specializing in regulatory reporting and compliance for the financial sector. Previously, Mr. Lee had a short tenure in Nadicorp Holdings ("**Nadicorp**") as the internal auditor setting up the departments from scratch. Nadicorp is one of the largest private Bumiputra conglomerates with 5 main business units in Transportation, Manufacturing, Property & Plantation, Defence and Other support services. In his tenure as the Internal Auditors Manager, he set up the Audit Charter and the key internal audit processes and procedures. Mr. Lee received his diploma from the Tunku Abdul Rahman College in 1996 and is a Chartered Accountant, a Member of Malaysia Institute of Accountants and an Associate Member of the Chartered Institute of Management Accountants, United Kingdom.

Mr. Lee devotes approximately 100% of his time to the Company.

Hsien Loong Wong - Mr. Wong was appointed a Board member, Chief Executive Officer, and Chief Financial Officer on April 14, 2017. On December 1, 2018, Mr. Wong resigned as the Chief Executive Officer and Chief Financial Officer but continued to serve as a Board member of the Company. He started his career in investor relations in technology, biotechnology, mining, and oil and gas. As of January 2023, Mr. Wong leads a team as Senior Associate Division Director at Propnex, Singapore's largest listed real estate agency. From December 2012 until September 2017, Mr. Wong also served as Senior Manager of Business Development and was its director of property at Big Box Singapore Pte Ltd, a commercial property valued at $600 million. He also has extensive experience in running public companies. In particular, he was CEO of Nexgen Petroleum Corp, an oil and gas drilling company in Tennessee, USA from July 2007 to September 2009. He also currently serves as director of Food Bank Singapore, a registered charity, where he has served since January 2015. Mr. Wong's previous experience and knowledge of the Company provides good historical information regarding the Company, which helps management with decisions going forward. Mr. Wong received his BA (Hons) in Communications from Simon Fraser University, British Columbia, and his MSc in Real Estate from the National University of Singapore.

Mr. Wong devotes approximately 15% of his time to the Company.

Yew Poh Leong - Mr. Leong has been a Board member since December 1, 2018. He has more than 30 years of management experience in growing companies in the technology and hospitality sectors. In that time, Mr. Leong established an extensive network of business relationships in the software, banking and telecommunications sectors throughout the Asia Pacific. In his current position as CEO of Vertical Connection Pte Ltd. ("**Vertical Connection**"), a position he has held since 2002, Mr. Leong leads the company's consulting and advisory services in helping other companies expand their businesses regionally through partnerships or acquisitions and implementing core operational and information initiatives. Vertical Connection focuses on fintech, telecommunications services, hospitality and software. Currently, Mr. Leong sits on the boards of several private companies. Since 2017, he has served on the board of directors of Fintrux Pte Ltd., a P2P lending company, as chair and on the boards of each of Vemotion APAC and VM Technology, both software and hardware companies that specialize in wireless video transmission over low bitrate networks. He was recently appointed to the board of BOPHUP, a Singapore-based business accelerator platform which aims to create an efficient marketplace for communities at the base of the pyramid by supporting entrepreneurship, connecting partners and sharing resources for social entrepreneurs and business ventures to access BOP markets.

Mr. Leong served as Group CEO of Radiance Hospitality Group ("**Radiance**") from 2002 through 2016, where he led the expansion of the company's hotel management services in Malaysia, Singapore, China, Indonesia, Cambodia and Russia. Before joining Radiance,

Mr. Leong served as Director of Strategic Projects for Keppel T&T, a public company that provides transportation, telecommunications and IT services, from 1999 to 2002. There, he was responsible for its e-businesses, which included establishing credit bureaus in Thailand and Malaysia, establishing and operating data centers in Singapore, Malaysia, Thailand and the Philippines, operating call centers in Singapore and Malaysia, and providing application solutions for local governments, IT infrastructure, and transportation and education organizations.

Prior to his service at Keppel T&T, Mr. Leong was first a Regional Director and then Managing Director of Dun and Bradstreet Software ("**Dun and Bradstreet**") (later acquired by Geac Computers), from 1988 to 2001. In those roles, he led company growth from 15 to more than 250 employees in Singapore, Malaysia, Thailand, the Philippines, Indonesia, Sri Lanka, Hong Kong, Beijing and Shanghai. The firm provided business solutions and managed services for 350 customers in the region. Prior to serving at Dun and Bradstreet, Mr. Leong was a consultant with Computer Associates, a consultant at Price Waterhouse, a management consultant at Reliance Travel and an auditor at Razak & Co. Mr. Leong's extensive corporate experience allows him to provide valuable guidance to the Company and management team as our Company progresses through its development stage. Mr. Leong received a Master Degree in Accounting and Finance from the University of Auckland.

Mr. Leong devotes approximately 15% of his time to the Company.

Michael Chan - Mr. Chan has been a Board member since April 6, 2018. Mr. Chan's career includes The Bank of New York Mellon Corporation as Managing Director, Head of Asia Pacific for Asset Servicing since 2013. He was responsible for the bank's largest business line in the region. Mr. Chan joined the bank in Singapore in 2007 as regional Chief Operating Officer and progressed to Head of Sales & Relationship Management in 2010. Mr. Chan was a member of BNY Mellon's Corporate Operating Committee, Asia Pacific Executive Committee and the Corporate Sovereign Institutions Council. He represented the firm on the board of directors of ASIFMA and BNY Mellon's Eagle Investment Systems' Asia Singapore entity. Mr. Chan has also served on the OMGEO APAC Advisory Board and has been a member of various industry and banking associations in Hong Kong and Korea. Mr. Chan served as the president of Canadian Alumni Network, Singapore 2017 -2022 (CANsg), a not-for-profit society. He is also a member of the Singapore Institute of Directors (SID).

Prior to BNY Mellon, Mr. Chan was with State Street Bank & Trust Co., Canada beginning 1994. He was relocated to Hong Kong in 2000 for the bank's launch of ETF products in Asia Pacific. Until 2007, he held senior positions including head of operation: regional deal team for a key European acquisition, general manager for the South Korea bank branch and head of global relationship management in the region. His career also includes service at Ernst & Young (E&Y), Canada. Mr. Chan's management and experience will provide additional financial oversight for the Company and an advisory role over budgetary and projection analysis with management. Mr. Chan is a member of CPA, CMA, Canada. He holds an EMBA from the Ivey School of Business, University of Western Ontario and a B. Com from McGill University, Canada

Mr. Chan devotes approximately 15% of his time to the Company.

Eng Ho Ng - Mr. Ng was appointed as a Board member on December 11, 2020. Mr. Ng is currently the non-executive Chairman of ZWEEC Analytics Pte Ltd. in Singapore and an independent Board director of TNG Fintech Group in Hong Kong. He previously served in top management positions in several large business corporations in Singapore, including ST Technologies Telemedia Pte Ltd., a subsidiary of Temasek holdings, as Executive Vice President (Operations), and ST Telemedia's Indonesian subsidiary, PT Indosat Tbk, as the Deputy President Director. Mr. Ng was also Managing Director of Keppel Telecommunications & Transportation Ltd. after serving in various positions at Keppel T&T and its subsidiaries. Prior to joining Keppel T&T, Mr. Ng was a career officer in the Singapore Armed Forces. Mr. Ng has served as a Director of Alvarion Ltd. and as an Independent Director of Mencast Holdings Ltd. Mr. Ng received his Bachelor of Science (Telecomm System Engineering) Degree (Honours) from the Royal Military College of Science, UK in 1977.

Mr. Ng devotes approximately 15% of his time to the Company.

Li Li - Ms. Li Li is the Legal Representative and General Manager of Shanghai JiuGe Information Technology Co., Ltd. Ms. Li Li graduated from Nanjing Academy of Engineering. In 2004, she founded Shanghai ChuangYe Network Technology Co., Ltd. as the Vice President. Through close cooperation with local operators, the company launched SMS and MMS services, WAP and mobile JAVA games, Hunan Satellite TV "HTV" e-magazine and other wireless Internet services to meet the rapid development of wireless internet content and extensive application requirements.

In 2007, Ms. Li Li served as Vice President of Hangzhou JiuYue Information Technology Co., Ltd. Through extensive and in-depth cooperation with operators, the company is committed to the development of SP services such as IVR (Wireless Voice Value-Added Services), voice mail, electronic data exchange, online data processing and transaction processing.

In 2009, Ms. Li Li served as Vice President of Hangzhou LingXuan Information Technology Co., Ltd. With in-depth understanding of the mobile Internet business, combined with years of experience in the operation of wireless value-added services, after an in-depth analysis of the market situation, she proposed the idea of building a wireless value-added interactive services platform and creating an online and offline O2O service model.

Through close cooperation with operators, the company provides an integrated operation platform that covers online services such as information, music, video, and colored ring tones, as well as offline activities such as the Fans Club Meeting in campus, and thus realizes online services for products. Underneath each other, the industry chain is seamlessly connected.

In 2014, Ms. Li Li served as Vice President of Shanghai JiaPinMi Information Technology Co., Ltd. In 2014, WeChat opened the Wi-Fi interface, indicating the big leap and undercurrent of commercial Wi-Fi. However, at the time, there was no domestic Wi-Fi platform that provided blue-collar people with free Internet access, life style and added service to the community. At the beginning of her term of office, Li Li seized the opportunity and proposed to establish a "Hi-WiFi" platform through cloud-based big data marketing with in-depth cooperation with operators, providing blue-collar work force community with free access to the Internet, living, and services. It also provides enterprises with one-stop enterprise-level services based on information-based services and multiple specialized platform services, thus making "Hi-WiFi" the first domestic blue-collar work-force lifestyle platform to be developed. As a one-stop mobile marketing service provider that provides advertisers with wireless marketing solutions to achieve accurate marketing goals. Currently, any service of the platform can reach 100 million direct blue-collar user groups with nearly 300 million download speeds of up to 700 KB per second. Users no longer have to worry about data traffic usage restrictions.

In 2017, Ms. Li Li served as an Advisor to Shenzhen WuYiKa Technology Co., Ltd. WuYiKa is a comprehensive service platform based on carrier traffic and dedicated to digital online service distribution and payment. It has now become a fast and efficient provider of new media marketing solutions for mobile Internet.

Ms. Li Li devotes approximately 100% of her time to JiuGe Technology.

Significant Employees

Other than Mr. Shen, FingerMotion does not have any employees. FingerMotion's subsidiaries and controlled companies have the following number of employees:

Name of Entity	Place of Incorporation/Formation	Employees
Finger Motion Company Limited	Hong Kong	3
Finger Motion (CN) Limited	Hong Kong	0
Finger Motion Financial Company Limited	Hong Kong	5
Shanghai JiuGe Business Management Co., Ltd.	PRC	2
Shanghai JiuGe Information Technology Co., Ltd.	PRC	34
Beijing XunLian TianXia Technology Co., Ltd.	PRC	0
Shanghai TengLian JiuJiu Information Communication Technology Co., Ltd.	PRC	19

Family Relationships

There are currently no family relationships between any of the members of the board of directors or the executive officers.

Involvement in Certain Legal Proceedings

Except as disclosed in this Annual Report, during the past ten years none of the following events have occurred with respect to any of our directors or executive officers:

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

    a. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

    b. Engaging in any type of business practice; or

    c. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

    a. Any Federal or State securities or commodities law or regulation; or

    b. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

    c. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are currently no legal proceedings to which any of our directors or officers is a party adverse to us or in which any of our directors or officers has a material interest adverse to us.

Section 16(a) Beneficial Ownership Reporting Compliance

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the fiscal year ended February 29, 2024, except as follows:

Name	Position Held	Late or Unfiled Report
Yew Poh Leong	Director	Two late filed Form 4s as required in Fiscal 2024

Director Independence

We evaluate the independence of our directors in accordance with the listing standards of the NASDAQ Stock Market, LLC ("**NASDAQ**") and the regulations promulgated by the SEC. NASDAQ's rules require that a majority of the members of a company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. After review of all relevant transactions and relationships between each director, or any of his family members, and us, our senior management and our independent registered public accounting firm, our board of directors has determined that the following directors, which comprise all of the members of our board of directors, are independent directors within the meaning of the NASDAQ listing standards: Hsien Loong Wong, Yew Poh Leong, Michael Chan and Eng Ho Ng.

Committees of the Board of Directors

Our Board of Directors currently has four committees, the Audit Committee, the Compensation Committee,the Nominating and Corporate Governance Committee and the Risk and Information Security Committee.

Audit Committee

On December 15, 2021, the Board of Directors adopted a new Audit Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(c)(1), and has established an Audit Committee, which operates under its Audit Committee Charter. The Company's Audit Committee consists of Yew Poh Leong, Michael Chan (chair) and Eng Ho Ng. Each member of the Audit Committee satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee financial expert is Michael Chan who qualifies as an "audit committee financial expert" within the meaning of the SEC Rule 10A-3 and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is governed by a charter approved by our Board of Directors, a copy of which is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on December 21, 2021. The Audit Committee is responsible for, among other things:

- ensuring, through discussion with management and the external auditors, that the Company's annual and quarterly financial statements (individually and collectively, the "**Financial Statements**"), as applicable, present fairly in all material respects the financial conditions, results of operations and cash flows of the Company as of and for the periods presented;

- reviewing and recommending for approval to the Board, the Company's financial statements, accounting policies that affect the financial statements, annual MD&A and associated press release(s);

- reviewing significant issues affecting financial reports;

- monitoring the objectivity and credibility of the Company's financial reports;

- considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control;

- reviewing with auditors any issues or concerns related to any internal control systems in the process of the audit;

- reviewing with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting;

- overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

- taking such other actions within the general scope of its responsibilities as the Audit Committee shall deem appropriate or as directed by the Board of Directors.

Nominating and Corporate Governance Committee

On December 15, 2021, the Board of Directors adopted a new Nominating and Corporate Governance Committee Charter that complies with the requirements of Nasdaq Listing Rule 5605(e)(2), and has established a corporate governance committee (the "**N&CG Committee**") which operates under its Nominating and Corporate Governance Committee Charter. The N&CG Committee is currently comprised of Yew Poh Leong (chair) and Eng Ho Ng. The N&CG Committee is responsible for (i) identifying and recommending to the Board, individuals qualified to be nominated for election to the Board; (ii) recommending to the Board, the members and chairperson for each Board committee; and (iii) periodically reviewing and assessing the Company's corporate governance principles contained in the Nominating and Corporate Governance Committee Charter and making recommendations for changes thereto to the Board. The N&CG Committee is governed by a charter approved by our Board of Directors, a copy of which is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on December 21, 2021.

The N&CG Committee is responsible for, among other things:

- leading the Company's search for individuals qualified to become members of the Board;

- evaluating and recommending to the Board for nomination candidates for election or re-election as directors;

- establishing and overseeing appropriate director orientation and continuing education programs;

- making recommendations to the Board regarding an appropriate organization and structure for the Board of Directors;

- evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board;

- periodically reviewing and assessing the adequacy of the Company's corporate governance principles as contained in the Nominating and Corporate Governance Committee Charter and, should it deem it appropriate, it may develop and recommend to the Board of Directors for adoption of additional corporate governance principles;

- periodically reviewing the Company's Articles in light of existing corporate governance trends, and shall recommend any proposed changes for adoption by the Board of Directors or submission by the Board of Directors to the Company's shareholders;

- making recommendations on the structure and logistics of Board of Directors' meetings and may recommend matters for consideration by the Board of Directors;

- considering, adopting and overseeing all processes for evaluating the performance of the Board of Directors, each committee and individual directors; and

- annually reviewing and assessing its own performance.

Compensation Committee

On December 15, 2021, the Board of Directors adopted a new Compensation Committee Charter which complies with the requirements of Nasdaq Listing Rule 5605(d)(1) and the Board of Directors has established a Compensation Committee (the "**Compensation Committee**"). The Compensation Committee is comprised of Yew Poh Leong (chair) and Michael Chan. The Compensation Committee is governed by a charter approved by our Board of Directors, a copy of which is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on December 21, 2021.

The Compensation Committee assists the Board in fulfilling its oversight responsibilities relating to officer and director compensation, succession planning for senior management, development and retention of senior management and such other duties as directed by the Board.

Each of the Compensation Committee members satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The Compensation Committee will be responsible for, among other things:

- reviewing and approving the Company's compensation guidelines and structure;

- reviewing and approving on an annual basis the corporate goals and objectives with respect to the CEO of the Company;

- reviewing and approving on an annual basis the evaluation process and compensation structure for the Company's other officers, including salary, bonus, incentive and equity compensation;

- reviewing the Company's incentive compensation and other equity-based plans and recommending changes in such plans to the Board as needed.

- periodically making recommendations to the Board regarding the compensation of non-management directors, including Board and committee retainers, meeting fees, equity-based compensation and such other forms of compensation and benefits as the Committee may consider appropriate; and

- overseeing the appointment and removal of executive officers, and reviewing and approving for executive officers, including the CEO, any employment, severance or change in control agreements.

Risk and Information Security Committee

On May 22, 2024, the Board of Directors adopted a new Risk and Information Security Committee Charter and the Board of Directors has established a Risk and Information Security Committee (the "**RIS Committee**"). The RIS Committee is comprised of Yew Poh Leong (Chair) and Eng Ho Ng. The RIS Committee is governed by a charter approved by our Board of Directors, a copy of which is attached to this Annual Report on Form 10-K as Exhibit 99.2.

The RIS Committee assists the Board of Directors of the Company by overseeing and reviewing (i) internal controls to protect information and prioprietary assets, and (ii) risk governance, including the enterprise risk management framework, risk policies and risk tolerances.

The RIS Committees' specific duties include:

- Reviewing information security and cyber threat policies with the IT Manager and management;

- Assessing frameworks to prevent, detect, and respond to cyber attacks, and identifying vulnerabilities;

- Evaluating policies and frameworks for access controls, incident response, business continuity, disaster recovery, and IT asset protection;

- Reviewing employee education programs on information security issues;

- Receiving reports on assessments from the IT Manager and other departments;

- Approving the risk governance structure, enterprise risk management framework, key risk policies, and critical risk tolerances;
- Discussing major risk exposures with management and the CFO;

- Approving the internal audit work plan;

- Receiving reports on risk management reviews and assessments from relevant departments;

- Reporting regularly to the Board of Directors and reviewing significant issues;

- Making recommendations to the Board as necessary; and

- Annually reviewing and updating the RIS Committee's Charter.

Insider Trading and Hedging Transactions

On December 15, 2021, the Board of Directors adopted a Securities Trading and Reporting Guidelines, which governs the purchase, sale, and/or other dispositions of securities by directors, officers and employees of the Company and its subsidiary companies that are designed to promote compliance with insider trading laws, rules and regulations as part of the Company's commitment to ethical and lawful business conduct. A copy of the Securities Trading and Reporting Guidelines is attached as Exhibit 19.1 to this Annual Report on Form 10-K.

In addition, on December 15, 2021, the Board of Directors adopted an Anti-Hedging and Pledging Policy, which provides that, unless otherwise previously approved by our Nominating and Corporate Governance Committee, no director, officer or employee of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time: (i) purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company's debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company; or (ii) purchase Company securities on a margin or otherwise pledge Company securities as collateral for a loan. Any violation of our Anti-Hedging and Pledging Policy will be regarded as a serious offence. Our Anti-Hedging and Pledging Policy is available on the Company's website at www.fingermotion.com.

ITEM 11. EXECUTIVE COMPENSATION

[Intentionally omitted – please see explanatory note on cover page]

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

[Intentionally omitted – please see explanatory note on cover page]

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

Except as described herein, none of the following parties (each a "**Related Party**") has had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- any of our directors or officers;

- any person proposed as a nominee for election as a director;

- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

On May 1, 2022, we received US$730,000 from Dr. Liew Yow Ming in exchange for issuing to Dr. Liew a convertible promissory note whereby we promised to pay Dr. Liew, or his successors or assigns, the principal amount on or prior to the one year anniversary of the convertible note and to pay interest on the unpaid principal amount at the rate of 20% per annum. The interest shall be paid at the end of every month and on a monthly basis thereafter. Any amount of principal or interest on the convertible note which is not paid when due shall bear interest from the date due until such past due amount is paid at a rate of interest equal to the applicable rate of 20% plus four percent (4%) per annum. At any time up to the maturity date, the holder may convert all or any portion of the outstanding principal amount and accrued but unpaid interest into shares of our common stock at a price of $4.00 per share. On April 28, 2023, we repaid in full the US$730,000 convertible note that was issued in favor of Dr. Liew Yow Ming.

Our Board reviews any proposed transaction involving Related Parties and considers whether such transactions are fair and reasonable and in the Company's best interest

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by our current principal accountants:

	2024	2023
Audit fees	$ 80,000	$ 78,000
Audit-related fees	21,000	21,000
Tax fees	—	—
All other fees	—	—
Total fees paid or accrued to our principal accountants	$ 101,000	$ 99,000

Audit Fees

Audit fees are the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements, the review of the financial statements included in each of our quarterly reports and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not described in the preceding category.

Tax Fees

Tax fees are billed by our independent auditors for tax compliance, tax advice and tax planning.

All Other Fees

All other fees include fees billed by our independent auditors for products or services other than as described in the immediately preceding three categories.

Pre-Approval of Services by the Independent Auditor

The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by the Company's independent auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by the Company's independent auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by the Company's independent auditor. The Audit Committee has approved all audit and permitted non-audit services performed by its independent auditor for Fiscal 2024.

ITEM 15 – EXHIBITS

The following exhibits are filed as part of this Annual Report.

Exhibit No.	Document
2.1[(4)]	Share Exchange Agreement among FingerMotion, Inc., Finger Motion Company Limited and the Shareholders of Finger Motion Company Limited, dated July 13, 2017
3.1[(1)]	Certificate of Incorporation
3.2[(2)]	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock dated May 15, 2017
3.3[(3)]	Certificate of Amendment of Certificate of Incorporation dated June 21, 2017
3.4[(7)]	Amended and Restated Bylaws
4.1[(*)]	Description of Registrant's Securities
10.1[(2)]	Software License Agreement between Finger Motion Company Limited and Property Management Corporation or America dated April 28, 2017
10.2[(5)]	Exclusive Consulting Agreement between Shanghai JiuGe Business Management Co., Ltd. and Shanghai JiuGe Information Technology Co., Ltd. dated October 16, 2018
10.3[(5)]	Loan Agreement between Shanghai JiuGe Business Management Co., Ltd. and Shanghai JiuGe Information Technology Co., Ltd. dated October 16, 2018
10.4[(5)]	Power of Attorney Agreement between Shanghai JiuGe Business Management Co., Ltd. and Shanghai JiuGe Information Technology Co., Ltd. dated October 16, 2018
10.5[(5)]	Exclusive Call Option Agreement between Shanghai JiuGe Business Management Co., Ltd. and Shanghai JiuGe Information Technology Co., Ltd. dated October 16, 2018
10.6[(12)]	Share Pledge Agreement between Shanghai JiuGe Business Management Co., Ltd. and Shanghai JiuGe Information Technology Co., Ltd. dated October 16, 2018
10.7[(6)]	English Translation of Yunnan Unicom Electronic Sales Platform Construction and Operation Cooperation Agreement, dated as of July 7, 2019, between Shanghai JiuGe Information Technology Co., Ltd. and China United Network Communications Limited Yunnan Branch
10.8[(10)]	2021 Stock Incentive Plan
10.9[(9)]	Convertible Promissory Note in the amount of US$730,000 issued by FingerMotion, Inc. in favor of Dr. Liew Yow Ming, dated May 1, 2022
10.10[(11)]	Securities Purchase Agreement between FingerMotion, Inc. and Lind Global Fund II LP, dated August 9, 2022
10.11[(11)]	Senior Secured Convertible Promissory Note, dated August 9, 2022, issued by FingerMotion, Inc. to Lind Global Fund II LP[(†)]
10.12[(11)]	Security Agreement between FingerMotion, Inc. and Lind Global Fund II LP, dated August 9, 2022
10.13[(11)]	Guaranty, dated August 9, 2022, made by each of Finger Motion Company Limited, Finger Motion (CN) Global Limited, Finger Motion (CN) Limited, Shanghai JiuGe Business Management Co., Ltd., Finger Motion Financial Group Limited and Finger Motion Financial Company Limited, in favor of Lind Global Fund II LP
10.14[(13)]	2023 Stock Incentive Plan
14.1[(8)]	Code of Business Conduct and Ethics
21.1[(*)]	Subsidiaries of FingerMotion, Inc.
23.1[(*)]	Consent of Centurion ZD CPA & Co.
31.1[(*)]	Certification of Chief Executive Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).
31.2[(*)]	Certification of Chief Financial Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).
32.1[(**)]	Certifications pursuant to the Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS[(*)]	XBRL Instance Document
101.SCH[(*)]	XBRL Taxonomy Extension Schema Document
101.CAL[(*)]	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF[(*)]	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB[(*)]	XBRL Taxonomy Extension Label Linkbase Document
101.PRE[(*)]	XBRL Taxonomy Extension Presentation Linkbase Document
104[(*)]	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101 attachments)

Notes:

(*) Filed herewith

(**) Furnished herewith

(†) Portions of this exhibit have been omitted

(1) Previously filed as an exhibit to our Registration Statement on Form S-1 filed with the SEC on May 8, 2014 (No. 333-196503)

(2) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 16, 2017

(3) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 12, 2017

(4) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 20, 2017

(5) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 27, 2018

(6) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 9, 2019

(7) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 25, 2021

(8) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 21, 2021

(9) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 5, 2022

(10) Previously filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on May 31, 2022

(11) Previously filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 15, 2022

(12) Previously filed as an exhibit to our Registration Statement on Form S-1/A filed with the SEC on January 5, 2023 (No. 333-267332)

(13) Previously filed as an exhibit to our Registration Statement on Form S-8 filed with the SEC on February 28, 2023 (No. 333-270094)

ITEM 16 – FORM 10-K SUMMARY

Not applicable.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>**FINGERMOTION, INC.**</center>

Dated: May 29, 2024   By: /s/ Martin J. Shen

Martin J. Shen, Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: May 29, 2024   By:/s/ Martin J. Shen

Martin J. Shen, Chief Executive Officer
(Principal Executive Officer)

Dated: May 29, 2024   By:/s/ Yew Hon Lee

Yew Hon Lee, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Dated: May 29, 2024   By:/s/ Yew Poh Leong

Yew Poh Leong, Director

Dated: May 29, 2024   By:/s/ Michael Chan

Michael Chan, Director

Dated: May 29, 2024   By:/s/ Hsien Loong Wong

Hsien Loong Wong, Director

Dated: May 29, 2024   By:/s/ Eng Ho Ng

Eng Ho Ng, Director

Notice Concerning Exhibits

None of the exhibits (each, an "Exhibit") that were filed with or incorporated by reference into the 2024 Form 10-K are included herewith.

If you would like to receive a printed copy of any Exhibit, please contact Yew Hon Lee, Chief Financial Officer, at 111 Somerset Road, Level 3, Singapore 238164, or by sending an email to info@fingermotion.com. If sending an email and you are a beneficial owner, your request must set forth a good faith representation that, as of January 30, 2025, you were a beneficial owner of shares of common stock entitled to vote at the annual meeting of the Company's stockholders to be held on February 28, 2025, as well as your name and address. The Company will furnish any requested Exhibit upon receiving the payment of US$0.05 per page plus applicable United States Postal Service postage fees. Copies of Exhibits are also available free of charge on the SEC's website (http://www.sec.gov).